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BLUEPRINT FOR SUCCESS

MITY Enterprises, Inc.

2006 Annual Report

WE FOCUS ON INNOVATIVE SOLUTIONS THAT FACILITATE PERSONAL AND COMPANY GROWTH WHILE STRIVING FOR EXCELLENCE IN TERMS OF PERFORMANCE AND CUSTOMER VALUE.

MITY Enterprises, Inc.

Founded in 1987, MITY Enterprises, Inc. designs, manufactures and markets innovative institutional furniture created to meet the efficiency needs of its customers. MITY Enterprises focuses on providing premium quality institutional furniture products to niche markets. The product lines consist of multipurpose room furniture, healthcare seating and portable partitions. MITY's products are marketed under the Mity-Lite, Broda and VersiPanel tradenames. Headquartered in Utah, MITY Enterprises serves national and international customers directly and through distributors. For further information, visit MITY Enterprises online at www.mityinc.com.



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Net Sales
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2006 Financial Highlights

Year Ended March 31,	2006	2005	% Change
OPERATING DATA (in thousands)			
Net sales	$55,701	$50,272	10.8%
Net income	5,541	2,469	124.4%
PERFORMANCE DATA			
Return on assets	16%	7%	
Return on equity	18%	8%	
Return on equity excluding cash and investments	25%	12%	
FINANCIAL DATA (in thousands)			
Total assets	$34,819	$35,616	-2.2%
Total liabilities	4,416	4,352	1.5%
Stockholders' equity	30,403	31,264	-2.8%
Working capital	15,280	16,732	-8.7%
PER SHARE DATA			
Diluted earnings	$1.30	$0.55	136.4%
Weighted average shares-diluted	4,270,962	4,474,111	-4.5%
OTHER			
Number of employees	392	364	7.7%
Number of shareholders	2,000	2,000	



Dear Shareholder,

Fiscal 2006 was another record year for MITY Enterprises. Momentum for our products is strong and we have made tremendous strides as an organization. When we entered the year, we were just coming off a failed next generation table experiment that was diluting our earnings base. However, rather than spending time licking our wounds, we quickly shifted gears and began executing a new plan. That plan, supported by wonderful people who have a passion for excellence, created our most successful year yet.

This was an exciting year from a financial as well as an operational standpoint. We:

- Grew sales by 11 percent
- Improved gross margin to 35 percent
- Experienced net income growth of 124 percent
- Had record earnings per share of $1.30 vs. $0.55 in fiscal 2005
- Invested $8.0 million repurchasing 482,000 shares of stock, retiring more than 10 percent of our outstanding stock during the year.

Operationally, we were able to accomplish many things as well by following our blueprint for success.

MITY's Blueprint for Success

For years, MITY's mission statement has been three simple words: Innovate, Grow, and Excel. We focus on innovative solutions that facilitate personal and company growth while striving for excellence in terms of performance and customer value. We continue to believe these principles provide an excellent foundation for our blueprint for success.

Innovation

Innovative furniture solutions are our hallmark and have helped MITY grow and excel in many institutional markets over the past two decades. With that goal in mind, we introduced the SteelCore™ Resin Chiavari and DuraMax™ Resin Folding Wedding Chair this year. Both are classic chair lines with designs and features that meet real customer needs. What has been the result? These two lines added more than $1 million in sales during our last fiscal year.

As the fiscal year closed, we introduced two more chair lines, the SwiftSet® HD™ and the SwiftSet® Courtside™. The SwiftSet® Courtside™ flip seat folding chair is ideal for use in sports and church arenas, or anywhere a comfortable flip-seat folding chair is needed. The SwiftSet® HD™ stacking chair can be used in conference and training facilities, convention centers and other venues that require a stylish chair with a unique straight-up stacking capability. An innovative ganging system allows for quick, efficient set up and take down. Early indicators cause us to be very optimistic about these new chairs.

During the year, we also took significant steps to expand our horizons beyond the institutional furniture markets. As I write this letter, we are in the midst of launching our Oasis™ simulated rock fencing. This exciting new market opportunity utilizes much of the equipment, technology, and investment we made in our failed next generation table experiment. In fiscal 2006, we invested approximately $360,000 in capital expenditures and $400,000 in incremental operating expenses to further develop this opportunity.

Our beta tests have gone very well and we feel we have achieved our design and performance targets. We are marketing this product under the Mity Fence Systems™ tradename. The granite-looking fence panels have the look and feel of natural granite stone. The panels are impact resistant, won't bow or sag in the sun, need no sanding, painting or other kinds of maintenance, are faster and easier to install than concrete or stone and are graffiti resistant. So far, the market acceptance of this new product line has been very encouraging. We are now beginning to receive orders on a consistent basis.

We do, however, still have many challenges ahead of us. In fact, one of our challenges right now is our limited capacity. We are working on building capacity, ramping production, and improving yields. As with any startup operation, things are chaotic. We learn new things every day. Fortunately, we have a great group of people engaged in overcoming these startup challenges and making improvements on a daily basis. There is no doubt that we will continue to discover new problems and new opportunities during the next several months. In spite of these challenges, we remain optimistic about the direction we are heading and the steps we are taking.

During these early stages, our market focus is on the intermountain area including Utah, Idaho, Colorado, Nevada and Arizona. If we find success there, we are prepared to broaden our market scope and invest in additional facilities and capacity outside of that area.

Growth

During the year, most of our growth came from our multipurpose room chairs. Although table sales only grew slightly (about 4 percent), chairs experienced double digit expansion. The Deluxe Host™ chairs grew by 39 percent and our SwiftSet® chairs grew by 10 percent.

We are pleased with this year's growth performance, but still not satisfied. We can see many opportunities to bolster our ability to grow. Some of these include:

- *Expanding internationally.* We see wonderful international opportunities and are pursuing them in Western Europe and the Middle East. We are also further penetrating our presence into the Canadian markets.
- *Penetrating hospice and home care markets.* Broda, our healthcare seating business, recently signed a new distributorship. This distributorship will provide additional access to the home care and hospice markets and should deepen our penetration into the U.S. healthcare markets.
- *Developing innovative new products.* We believe that new product development will continue to propel our growth. With that in mind, we are working on new chair lines, staging, dance floors, new healthcare chairs and additional fencing and accessories.
- *Pursuing strategic acquisitions.* We continue to cautiously look at opportunities to acquire good businesses. We look for companies with a history of impressive growth and exceptional profitability. Unfortunately, companies fitting these criteria are tough to find. Nevertheless, we are patient in our search. Our growth is not dependent on making an acquisition–we can do just fine going without. We can be just as happy repurchasing our own stock through announced buy-backs. However, we are prepared to act if an appropriate opportunity is discovered.

Excellence

MITY has always been a company driven by the concept of excellence in all we do – whether it is product development, customer service, or financial performance. However, we are not naive enough to believe we cannot become even better.

We have watched closely the recent dynamics and turmoil in the residential furniture industry with the introduction of products from low-cost competitors coming out of Asia. Although our core markets (the institutional furniture industry) have yet to see much Asian competition, it is our belief that it is only a matter of time. Instead of waiting on the sidelines for competition to intensify, we believe it is time for the company to undergo dynamic changes to remain competitive in the global markets. One of those changes is our implementation of Lean Sigma manufacturing.

To pursue our journey toward operational excellence, we investigated several different approaches and tools to guide our efforts and chose Lean Sigma. This year we began implementing lean manufacturing using our V3 principles–vision, value and velocity.

- *Vision* starts with a realistic view of where we are today and includes a clear picture of where we want to be. This is much like a map which is only useful if one knows the origination and destination points. We have developed our map and have a clear picture of the road we need to follow to reach our objectives, which includes the goal of winning the Shingo Prize for Excellence in Manufacturing within the next three years.
- *Value* is measured from the customer's perspective and is synonymous with quality processes and quality results. Our DMAIC (Define, Measure, Analyze, Improve, Control) model is extremely helpful to us in designing, producing and assuring value to both internal and external customers.
- *Velocity* refers to efficient operations where throughput times are reduced and waste is minimized. Velocity uses lean and six sigma tools to create operational efficiencies

and high quality. The end goals of velocity are reduced lead time and improved efficiency.

In Summary

MITY had a great fiscal 2006. We have utilized our blueprint and continue on our journey for success. We are pursuing lean manufacturing using our V3 principles. We are introducing new product lines and new products and are expanding our international capabilities. We are beginning to take advantage of new and exciting market opportunities. We are continuing to invest in one of the best companies we know by repurchasing stock from time to time in open market and privately negotiated transactions. It is our belief that as we follow this blueprint, MITY will continue down the path toward innovation, growth, and excellence. And you, our long-term shareholder, will have a better company.

The journey for innovation, growth and excellence continues. Although the journey has many challenges, it also offers many opportunities, which we plan to take advantage of. We will continue to embrace the principles outlined in our blueprint for success in building a vibrant, profitable, and growing company which will be very rewarding for our shareholders. Once again, we pledge our best efforts in building upon MITY's solid foundation.

Sincerely,
Bradley T Nielson
President and Chief Executive Officer
MITY Enterprises, Inc.


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TEN YEAR FINANCIAL DATA SUMMARY

	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Statement of Income Data (in thousands)										
Net sales	$55,701	$50,272	$45,210	$40,965	$40,841	$42,881	$37,927	$29,832	$25,696	$18,927
Gross profit	19,754	16,735	17,173	16,508	16,356	16,699	15,109	11,346	9,349	7,759
Operating expenses	11,649	12,898	9,632	10,217	9,549	9,429	8,127	6,116	5,113	4,209
Income from continuing operations	8,105	3,837	7,541	6,291	6,807	7,270	6,982	5,230	4,236	3,550
Other income (expense)	247	58	(101)	132	368	117	231	394	367	339
Provision for income taxes	2,811	1,448	2,766	2,367	2,772	2,836	2,667	1,996	1,637	1,404
Net income from continuing operations	5,541	2,469	4,753	4,063	4,403	4,551	4,546	3,628	2,966	2,485
Balance Sheet Data (in thousands)										
Total assets	$34,819	$35,616	$31,956	$25,402	$33,369	$32,287	$29,432	$23,463	$18,556	$14,264
Total liabilities	4,416	4,352	4,157	3,948	6,050	4,818	5,047	3,545	1,737	1,331
Cash and securities	9,334	11,091	7,432	4,539	13,519	6,037	6,141	11,928	10,473	7,646
Working capital	15,280	16,732	13,060	8,069	18,365	16,300	13,574	14,374	12,895	9,454
Long term debt	—	—	—	—	—	—	—	97	—	—
Stockholders' equity	30,403	31,264	27,799	21,454	27,319	27,469	24,385	19,918	16,819	12,933
Capital expenditures	2,236	2,142	3,270	6,577	1,198	2,990	2,695	631	783	735
Key Ratios										
Gross margin	35.5%	33.3%	38.0%	40.3%	40.0%	38.9%	39.8%	38.0%	36.4%	41.0%
Operating margin	14.6%	7.6%	16.7%	15.4%	16.7%	17.0%	18.4%	17.5%	16.5%	18.8%
Pre-tax margin	15.0%	7.7%	16.7%	15.7%	17.6%	17.2%	19.0%	18.9%	17.9%	20.5%
Effective tax rate	33.7%	37.2%	37.2%	36.9%	38.6%	38.4%	37.0%	35.5%	35.6%	36.1%
Current ratio	4.5	4.8	4.2	3.1	4.0	4.4	3.9	5.5	8.9	8.2
Debt to equity ratio	—	—	—	—	—	—	—	—	—	—
Number of days sales in receivables	44	46	46	34	39	41	43	44	37	42
Inventory turns	14	13	12	17	19	17	16	12	17	16
Return on assets	15.9%	6.9%	14.9%	16.0%	13.2%	14.1%	15.4%	15.5%	16.0%	17.4%
Return on equity	18.2%	7.9%	17.1%	18.9%	16.1%	16.6%	18.6%	18.2%	17.6%	19.2%
Return on equity excluding cash and investments	25.3%	11.7%	23.1%	23.2%	30.3%	21.0%	24.0%	42.0%	43.1%	64.4%
Per Share Data*										
Net income from continuing operations-diluted	$1.30	$0.55	$1.09	$0.86	$0.85	$0.87	$0.89	$0.72	$0.58	$0.51
Cash and securities-diluted	2.19	2.48	1.70	0.96	2.60	1.16	1.20	2.37	2.06	1.55
Stockholders' equity-diluted	7.12	6.99	6.37	4.55	5.24	5.27	4.76	3.95	3.31	2.63
Weighted average common and common equivalent shares-diluted	4,270,962	4,474,111	4,364,683	4,711,420	5,208,924	5,216,604	5,120,247	5,037,680	5,084,180	4,919,002

** Retroactively restated for the 3-for-2 stock split distributed September 23, 1999.*

Directors



Gregory L. Wilson, 58

Founder. President and chief executive officer from Mity-Lite's inception in September 1987 to May 2002. Chairman of the board since 1988. Previously held position of president of Church Furnishings, Inc. MITY Enterprises, Inc. director since 1987.



Ralph E. Crump, 82

President of Crump Industrial Group, an investment firm. Also serves as director of Stratasys, Inc. MITY Enterprises, Inc. director since 1988.



Peter Najar, 56

Sales engineer for Lange Sales, Inc. MITY Enterprises, Inc. director since 1988.



C. Lewis Wilson, 65

Chairman and chief executive officer of Heath Engineering Company, a consulting engineering company. MITY Enterprises, Inc. director since 1991.



Hal B. Heaton, 55

Denny Brown Professor of Business Management at Brigham Young University's Marriott School of Management. MITY Enterprises, Inc. director since 2001.

Executive Officers

Gregory L. Wilson, 58	Chairman. MITY Enterprises, Inc. officer since 1987.
Bradley T Nielson, 44	President and chief executive officer. MITY Enterprises, Inc. officer since 1994.
Gregory D. Dye, 46	Corporate secretary and Mity-Lite, Inc. vice president of manufacturing. MITY Enterprises, Inc. officer since 1998.
Paul R. Killpack, 37	Chief financial officer. MITY Enterprises, Inc. officer since 1998.

Shareholder Information

Annual Meeting

The annual meeting of shareholders will be held at 2:00 p.m. Mountain Daylight Time, Thursday, August 3, 2006 at the Company's Headquarters, 1301 West 400 North, Orem, Utah 84057.

Form 10-K

A copy of the MITY Enterprises, Inc. Form 10-K is available at no cost to shareholders who request it by writing to: MITY Enterprises, Inc., 1301 West 400 North, Orem, Utah 84057, Attention: Investor Relations.

Stock Information

MITY Enterprises, Inc. common stock trades on The Nasdaq™ Stock Market under the symbol MITY.

Shareholders of record on June 9, 2006 numbered approximately 2,100. Approximately 36% of the outstanding shares on this date were owned by officers and directors of MITY Enterprises, Inc.

Dividends

MITY Enterprises, Inc. has never paid cash dividends, currently anticipates that it will retain all available funds for use in the operation of its business, and does not anticipate paying any cash dividends in the foreseeable future.

Transfer Agent and Registrar

The transfer agent and registrar for MITY Enterprises, Inc.'s shares is Computershare, 350 Indiana Street, Suite 800, Golden, Colorado 80201. Attention: Kathy Heagerty. The transfer agent has primary responsibility for share transfers and the cancellation and issuance of share certificates.

Legal Counsel

Dorsey & Whitney LLP, 170 South Main Street, Suite 900, Salt Lake City, Utah 84101.

Independent Auditors

Deloitte & Touche, LLP, 50 South Main Street, Suite 1800, Salt Lake City, Utah 84144.

Investor Relations Contact

All inquiries should be directed to Paul R. Killpack, Chief financial officer, MITY Enterprises, Inc., 1301 West 400 North, Orem, Utah 84057, (801) 224-0589.

For Additional Information

To learn more about MITY Enterprises, Inc., visit us at www.mityinc.com.

This annual report includes forward-looking statements that are based on current expectations and are subject to a number of risks and uncertainties. Please reference "Forward-Looking Statements" located on page 9 in the Company's Form 10-K for a statement of factors that could affect our operating results.

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 10-K

(Mark One)

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 0-23898

MITY ENTERPRISES, INC.

(Exact name of registrant as specified in its charter)

Utah	**87-0448892**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1301 West 400 North
Orem, Utah 84057
(Address of principal executive offices, zip code)

Registrant's telephone number, including area code: (801) 224-0589

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act:
Title of class
Common Stock, par value $.01

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ___ No _x_

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ___ No _x_

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _x_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [x]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one): Large Accelerated Filer ___ Accelerated Filer ___ Non-Accelerated Filer _x_

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ___ No _x_

The aggregate market value of the registrant's voting Common Stock held by non-affiliates of the registrant was approximately $44,771,000 (computed using the closing price of $17.01 per share of Common Stock on September 30, 2005 as reported by Nasdaq). Shares of Common Stock held by each officer and director (and their affiliates) and each person who owns 5 percent or more of the outstanding Common Stock have been excluded in that such persons may be deemed affiliates for purposes of this calculation. The determination of affiliate status is not necessarily a conclusive determination for other purposes.

There were 3,850,785 shares of the registrant's Common Stock, par value $.01 per share, outstanding on May 23, 2006.

Portions of the registrant's definitive Proxy Statement for the Annual Meeting of Shareholders scheduled to be held on August 3, 2006, which Proxy Statement will be filed no later than 120 days after the close of the registrant's fiscal year ended March 31, 2006, are incorporated by reference in Part III of this Annual Report on Form 10-K.

Forward Looking Statements

This Annual Report on Form 10-K, in particular "Item 1. Business" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These statements represent the Company's expectations or beliefs concerning, among other things, future revenue, earnings and other financial results, new products, marketing, operations and manufacturing. The Company wishes to caution and advise readers that these statements involve risks and uncertainties that could cause actual results to differ materially from the expectations and beliefs contained herein. For a summary of certain risks related to the Company's business see "Item 1A. Risk Factors" beginning on page 7 and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Forward-Looking Statements and Factors That May Affect Future Results of Operations" beginning on page 23.

Unless the context otherwise requires, references to the Company or MITY Enterprises are to MITY Enterprises, Inc. and its subsidiaries. Mity-Lite®, MityTuff®, MityStack®, MityHost™, SwiftSet®, Xpeditor™, Xtreme Edge™, Summit™ Lectern, MitySnap™, BRODA™, Versipanel™, Intellicore®, SwiftSet® HD™, and SwiftSet® Courtside™ are trademarks or trade names of the Company.

PART I

Item 1. Business

Background

MITY Enterprises, Inc. (the "Company", "we" or "us") designs, manufactures and markets premium quality, innovative institutional furniture created to meet the efficiency needs of its customers. The Company's product lines include multipurpose room furniture and healthcare seating. The Company's line of multipurpose room furniture is sold both domestically and internationally in educational, recreational, hotel and hospitality, government, office, healthcare, church and other public assembly markets. The Company's healthcare seating is sold mainly in Canada and the United States in the long-term healthcare market. Recently, the Company has also started designing, manufacturing and marketing a line of rotomolded fence panel products to be used in commercial and residential fencing applications. A summary of our net sales, income from continuing operations and assets for our business segments is found in Note 12 to the Consolidated Financials Statements in Item 8, which is included herein by reference.

Institutional Furniture Products

Multipurpose Room Furniture. The Company's multipurpose room furniture consists of lightweight, durable, folding leg tables, stacking chairs, folding chairs, lecterns, portable partitions and other related products used in multipurpose rooms.

Lightweight, highly durable tables. The Company has developed and currently manufactures and markets more than 50 different plastic table sizes. The Company has successfully applied engineering grade plastics and sophisticated manufacturing and assembly methods to the production of tables that weigh less and are more durable than competing particle board or plywood table products of similar size. The Company's plastic tables are manufactured using abrasion, stain and water resistant materials. The Company's cornered tables are constructed using its proprietary high-impact corners which can withstand a two-foot drop without sustaining debilitating damage. All of the Company's plastic tables include reinforced edging. Cornered tables are equipped with non-skid pads which facilitate stacking and storage. Management believes the Company's plastic table products appeal to its customers because they are durable, lightweight, easy to handle and attractive.

Folding and stacking chairs. The Company currently offers four lines of stacking chairs and three lines of folding chairs: MityHost, SwiftSet Stacking, Steelcore Chiavari, and SwiftSet HD chair lines and the SwiftSet Folding, Duramax Resin, and SwiftSet Courtside folding chair lines. The MityHost, and SwiftSet lines are manufactured in-house while the Steelcore Chiavari and Duramax Resin chair lines are purchased from suppliers and marketed under the Mity-Lite name. These chair lines are designed with various high-performance characteristics including improved comfort and durability, lighter weight and improved stackability as compared to other chair lines.

Other multipurpose room products. The Company markets the Summit lectern, a line of lightweight, durable lecterns. The lecterns are made of high quality polyethylene and can withstand abusive environments. The Company offers these lecterns in a variety of colors, with custom inserts that allow customers to match decor. On April 1, 2004, the Company acquired the assets of Versipanel LLC ("Versipanel"), a marketer of a variety of portable partitions. The Company has added this line of partitions to its product offering. This product line includes room dividers, portable partitions, moveable walls and acoustic panels. In addition to lightweight, durable tables, chairs, lecterns, and partitions, the Company manufactures and/or markets accessory products including table and chair carts, tablecloths, skirting and skirt clips.

Healthcare Seating. Through its wholly owned subsidiary, Broda Enterprises, Inc. (Broda), the Company designs, manufactures and markets healthcare seating and accessories used in long-term healthcare facilities located primarily in the United States and Canada. The Company also markets its healthcare seating products through distributors in Germany and Australia. Broda has developed and manufactures a line of premium wheeled and stationary specialty chairs. Most chair models come in two standard seat widths and six standard colors. The Company also manufactures chairs with custom seat widths, seat depths, and seat heights to accommodate special needs of residents including bariatric sizes. Heavy gauge steel tube chair frames and large wheels and casters allow for greater weight capacity and maneuverability. In addition, a powder coated finish provides a scratch-resistant surface. Broda's high end seating products offer a combination of features that differentiate them from the competition. Broda chairs have been tested for interface pressures and stability that, combined with their rigid and durable design, make Broda chairs suitable seating for long-term care residents including those with Huntington's Chorea Disease, Alzheimer's or Acquired Brain Injury. In addition, nursing home residents susceptible to skin breakdown, suffering from loss of upper body strength, or with other conditions that might otherwise restrict them to bed or place them at risk of self injury or falls, can be safely and comfortably seated in a Broda chair.

Fence Products

During the fiscal year ended March 31, 2005, the Company discontinued development work on a next generation table project. In its place, the Company began to explore how it might use its equipment and technology developed on that project towards other products that do not require the same level of precision as tables. As a result of this process, during the fiscal year ended March 31, 2006, the Company developed a fence panel that is rotationally molded so that each side is in the shape of real rock. The initial product line has the look of stacked rock, but the Company believes that it can also create the look of other styles as well. The Company's fence product is manufactured using plastic resins which are more durable under extended ultraviolet light exposure than vinyl. By using granite-colored resins, a panel is able to be produced that has the look of real stone. This product provides the advantages of low maintenance and ease of assembly combined with added aesthetics and increased durability as compared to other products. Only a limited amount of product has been manufactured to date. Management is currently increasing its production capability and establishing its distribution channel and believes that it will be able to successfully enter the fence market. During the year ended March 31, 2006, sales volumes of this product and other metrics were not significant enough for its classification as a separate segment.

Market Overview

Based upon management's analysis of companies known to sell multipurpose room furniture and based upon management's experience and contacts in its industry, management estimates that the domestic market for multipurpose room furniture exceeds $1.3 billion annually. It is estimated that folding tables alone make up more than $300 million of this domestic market. Chairs and other related seating products are estimated to account for approximately $900 million of the domestic multipurpose room furniture market. Other products such as staging, risers, partitions, lecterns, and flooring account for the balance of the estimated domestic market.

In the healthcare seating market, management estimates that in the United States and Canada there are more than 28,000 nursing homes with over 1.8 million beds. Nursing homes and their residents represent the typical Broda customer. In addition, Broda's market also includes chronic care, psychiatric care or long-term care facilities. Management estimates that the North American market for its current healthcare seating products is approximately $60 million.

Based upon management's analysis, in 2003, the fence market represented a $4.3 billion industry in the United States of which $2.3 billion was at the manufacturer level, and has been growing at 8 percent per year since 1997. The fence industry is heavily dependent upon residential home construction and remodeling for growth. One of the fastest growing product segments in the fencing industry is vinyl which in 2003 was 18 percent of the total fence market and grew at a 37 percent compounded annual growth rate between 1997 and 2003. This rapid growth is expected to continue.

Sales and Marketing

Multipurpose Room Furniture. The Company primarily markets its multipurpose room products directly to end users in the educational, recreational, hotel and hospitality, governmental, office products, healthcare, public assembly and church markets. This strategy enables the Company to manage selling costs more effectively and maintain direct contact with its customers. The Company currently employs 57 full-time in-house sales and customer service employees. The Company's sales and customer service personnel are compensated on a salary or commission basis and may qualify for other incentive bonuses based on individual, sales team and Company performance. Each sales and customer service employee receives training in product attributes, customer service, use of the Company's computerized sales management system and all aspects of the sales cycle.

The Company typically markets its products by first identifying customers through internal market research, referrals, trade shows, customer networking and test marketing. Once a market has been identified, the Company's sales and marketing staff will attempt to generate leads for prospective purchasers in such markets by attending trade shows, performing mass mailings and using lead-oriented advertising. The Company uses a proprietary, computer-based sales management system to qualify, track and manage sales leads for prospective and existing customers and to compile customer feedback. While each sales and customer service employee maintains some in-person contact with such employee's assigned customers, most of the Company's sales efforts are pursued using the telephone, fax machine, e-mail, internet, videotapes and mail services.

The Company's plastic table, SwiftSet chair, cart, and lectern products are sold with a twelve-year pro-rata warranty covering materials and workmanship. The MityHost is sold with a fifteen-year warranty covering the structural integrity of the metal frame and a one-year warranty covering the upholstery. Versipanel partitions are sold with a one-year warranty covering materials and workmanship. The Company's Steelcore Chiavari and Duramax Resin chairs are sold with three-year warranties covering materials and workmanship.

Healthcare Seating. The Company markets its healthcare seating products to end users and care givers in healthcare markets through its own sales representatives, distributors and retailers of durable medical equipment. The Company currently employs 24 full-time sales and customer service employees and 20 independent distributors in its healthcare seating operations. The Company's internal sales and customer service employees are compensated with a base salary and may qualify for commission, incentive or bonus pay. The Company promotes its products through print advertising, trade shows, mass mailings and telephone solicitations targeted to healthcare professionals. The Company has a sampling program and provides many prospective purchasers with product samples for 14-day trial periods. All of Broda's chairs carry a limited three-year warranty on the steel frame and a limited one year warranty on the other components for defects and failure in normal use.

International Sales

Since its inception in 1987, the Company has focused its marketing efforts primarily on domestic markets. The Company has, however, sold its products in Canada, Latin America, Europe, Asia, the Middle East and Australia. For the fiscal years ended March 31, 2004, 2005, and 2006, the Company's international sales accounted for 13.3 percent, 14.7 percent and 15.1 percent of the Company's total sales, respectively. The Company has been successful in establishing distributor relationships in Canada, Australia, Mexico, the United Kingdom, France, Spain, the United Arab Emirates, Portugal, Italy, Qatar, and Saudi Arabia. Approximately 28 percent of healthcare seating sales are in Canada, and 5 percent are in other countries outside of the United States.

Manufacturing and Materials

Multipurpose Room Furniture. The Company's manufacturing process for its plastic table products consists principally of bonding a thermoformed ABS plastic shell to a wood core frame. Metal legs, which are manufactured and painted in-house, and edge trim are then attached to the table to complete the process. Since its inception, the Company has implemented a number of changes to its manufacturing process and product design which have resulted in increased production volumes, improved production quality and increased on-time shipping performance. The Company has designed and manufactured certain proprietary equipment used in its manufacturing process. The Company believes that its manufacturing innovations give it a competitive advantage, allowing the Company to reduce production costs and increase productivity. The Company's typical order to delivery lead time is between three and five weeks.

The Company's manufacturing process for its multipurpose chair products consists principally of the manufacturing and painting of legs and frames, upholstering seat and back cushions for the MityHost and SwiftSet upholstered chairs, injection molding the seat and back for the SwiftSet chairs, and final assembly of the components. The Chiavari, and Duramax chairs are distributed by the Company under original equipment manufacturer (OEM) arrangements with the chair manufacturers. The MityHost stacking chair, SwiftSet folding chairs, and SwiftSet stacking chair are manufactured in-house at the Company's facility in Orem, Utah. The frame for the SwiftSet HD chair is outsourced with final assembly occurring at the Company's facility in Orem, Utah. The Company's manufacturing process for its lectern products consists primarily of manufacturing the plastic shell, assembling electronic components, attaching the laminated insert to the shell, and final assembly of the components. The manufacturing process for the Company's portable partitions involves principally cutting and forming an internal foamed structure, laminating an acoustical fabric onto the structure and attaching additional hardware components.

Healthcare Seating. The Company's manufacturing process for its healthcare seating products includes such metal fabricating processes as welding, bending, punching, drilling and painting. The Company also performs cut and sew operations to produce its chair cushions and accessories. Metal components are typically powder coated or painted for corrosion protection. Components purchased for assembly into chairs includes casters, gas springs, cables, vinyl fabric, strapping, and plastic parts.

Raw materials used in all of the Company's products such as plastic, wood, metal and fabric are generally available from a number of suppliers. The plastic used in the Company's multipurpose room products and tubing used in the metal legs are manufactured according to the Company's specifications. Certain parts of the multipurpose room operations operate without a substantial raw materials inventory by depending on certain key suppliers to provide raw materials on a "just-in-time" basis. Other raw material items are purchased in larger quantities and stored at the Company's location in order to take advantage of price discounts. Component parts are provided by a number of suppliers to the Company's specifications. The Company's other raw materials such as wood, formed metal, laminate, fabric and certain welding compounds are commodity items. The Company believes that most of its raw materials are available from alternative suppliers. However, any significant interruption in delivery of such items could have a material adverse effect on the Company's operations.

Competition

The markets in which the Company participates are highly competitive. The institutional furniture industry consists of a fragmented group of large manufacturers and a host of smaller manufacturers. The healthcare seating industry also includes a fragmented group of major medical device manufacturers and many small manufacturers.

Multipurpose Room Furniture. The Company markets its table products based primarily on product performance (lightweight and durable) and reputation, not price. The Company's average table price is generally higher than the average price of competing particle board, plywood, plastic or metal table products of its competitors. The Company believes that it has a respected reputation for product quality, convenience and customer service and that for these reasons, end users often choose its table products over competitors' lower cost table products. Because only certain elements of the Company's table design are patented, the Company's tables may be reverse engineered and duplicated by competitors who are able to develop the manufacturing equipment and processes to do so. In the past few years, several competitors have introduced other thermoformed plastic tables with many similar characteristics to the Company's products. More recently, other competitors have introduced blow molded plastic tables that, although not currently as durable, are cheaper than the Company's table products. These introductions have increased price and profit margin pressures on the Company's products. Further improvements in these products or introductions of new competing products by lower cost producers would put additional price and profit margin pressure on the Company which could have a material adverse effect on the Company's results of operations.

Among the Company's primary competitors in the table market are Palmer-Snyder, Inc., McCourt Manufacturing, Inc., Midwest Folding Products, Krueger International, Inc., SICO and Virco Manufacturing Corporation, which market a thermoformed plastic table; Southern Aluminum, Inc., which produces an aluminum table; Lifetime Products, McCourt Manufacturing, Krueger International, Inc., which market a blow molded plastic table; Krueger International, Inc., Bevis Custom Furniture, Inc., Globe Business Furniture and Virco Manufacturing Corporation, Inc., which produce particle board tables; and Midwest Folding Products, Maywood Furniture, Corp., and Palmer-Snyder, Inc., which produce plywood tables.

Management believes that customers purchase the Company's multipurpose room chair products primarily because of product performance, reputation, warranty service and convenience. The market for institutional chairs is highly competitive and fragmented. The Company believes that its SwiftSet folding chair and stacking chair lines have technological and performance advantages over their competitors. Although the Company's other chair lines do not offer the same advances as the Company's table and SwiftSet chair products, the Company believes they do have distinct selling features. Among the Company's primary competitors in the multipurpose chair market are Commercial Furniture Group, Virco Manufacturing Corporation, Artco-Bell Corporation, Globe Business Furniture, Shelby Williams Industries, Inc., MTS Seating, Daniel Paul Chairs, Krueger International, Inc., Clarin, a division of Greenwich Industries, Meco Corporation, Gasser Chair Company, Inc., Bertolini, Inc., and Church Chair Industries, Inc. Management believes that the primary competitors for its new portable partition product include ScreenFlex, SICO, Bertolini, Inc., Panelfold, Inc., Curtition, Inc., Hufcor, Inc., Modernfold, Inc., and Clone Office Cubicles.

Healthcare Seating. Management believes that customers purchase the Company's healthcare seating products primarily because of product performance, reputation and service, not price. The Company's average healthcare chair price is generally higher than the average price of competing chairs. The

Company's chairs generally offer significantly greater performance in terms of function and durability and for these reasons are chosen over lower cost competitors' products. Among the Company's primary competitors in the healthcare seating market are Invacare Corp., L.P.A. Medical Inc., Graham-Field Inc., Maple Leaf Wheelchair Manufacturing Inc., Sunrise Medical Inc., Hillenbrand Industries Inc., Winco Inc., Dolomite, Homecrest Industries Incorporated, and Future Mobility.

Intellectual Property

The Company has been granted two utility patents relating to the construction of its table tops. A design patent and six utility patents have been granted on the SwiftSet chair. A utility patent has been granted on a flex mechanism for the Host chair. The Company has been granted a design patent related to its SwiftSet Stacking chair. The Company has filed seven other patents related to its furniture and rotationally molded products. At this time, the Company has chosen not to apply for international patent protection for any of these concepts. The Company does not believe this will have a material adverse effect on the Company. The Company also has several trademarks and trade names as referenced on page (i) of this report.

Utility patents relating to the function of one of its healthcare chair models have been granted to the Company in the United States and Canada. A utility patent on its flipdown footrest has been granted in the United States and is pending in Canada. The Company does have international patents pending on healthcare chairs in Canada, Japan, Germany, the United Kingdom, and France. The Company has been granted design patents on its geriatric accessory tray, healthcare chair back, flipdown footrest, and healthcare chair for Canada and the United States. Design patents are pending for a bariatric chair. The stylized word "BRODA" has been trademarked for Canada and the United States and trademark registration has been applied for in Europe. Broda's "Comfort Tension Seating" has been trademarked in Canada and the United States. The "Pedal Chair" trademark has been registered in the United States and Canada.

The Company believes that aspects of its manufacturing processes are trade secrets of the Company. The Company relies on trade secret law and nondisclosure agreements to protect its trade secrets. The Company believes that its patents and trade secrets provide it with competitive advantages.

Government Regulation

The Company is subject to various local, state, provincial and federal laws and regulations including, without limitation, regulations promulgated by federal, state and provincial environmental and health agencies, the Federal Occupational Safety and Health Administration, the Food and Drug Administration, North American Free Trade Agreement, and laws pertaining to the hiring, treatment, safety and discharge of employees. The Company's manufacturing operations must also meet federal, state, provincial and local regulatory standards in the areas of labor, safety and health. Historically, the cost of regulatory compliance has not had a material adverse effect on the Company's sales or operations.

Employees

As of March 31, 2006, the Company had approximately 378 full-time and 14 part-time employees. No employees have union representation. The Company believes that its relationship with its employees is good.

Available Information

Information regarding the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to these reports, are available, free of charge, at the Company's internet website at www.mityenterprises.com, as soon as reasonably practicable after the Company electronically files such reports with or furnishes them to the Securities and Exchange Commission.

Item 1A. Risk Factors

We may not be able to develop new products. The Company's expansion of its current product lines is contingent, among other things, upon the Company's ability to develop and/or acquire additional lines of complementary institutional furniture which can be purchased or manufactured in a cost efficient manner and sold at competitive prices in the Company's markets. Developing viable new products requires capital and takes time. The Company may not be able to develop new products at a speed or cost that allow us to timely capitalize on market opportunities or counter competition. Over the past few years, the Company worked at developing a new generation multipurpose room table and invested substantial capital resources in its development. The Company ultimately was unsuccessful at developing a cost-effective repeatable process to manufacture the table. The Company cannot guarantee that it will be successful in developing new products to expand its product line.

Our new fence product may not be accepted by the market. The Company has recently begun manufacturing a fence product using the assets initially purchased for its next generation table line. This is a new product line and market for the Company. Further, the Company does not have previous experience with this new product line or product market. Developing viable new products requires capital and takes time. The Company may not be able to launch this new product at a speed or cost that will allow us to timely capitalize on market opportunities or counter competition and customers may not be willing to accept the new product. Also, since this is a new product line, the Company cannot predict the long-term product performance. Although the Company has performed testing on the product and believes that its performance will be better than competitive products, it cannot ensure that this will be the case.

A Down-turn in the furniture industry would harm our business. Beginning in fiscal 2002, and continuing through fiscal 2004, the Company faced one of the most significant down-turns ever in the global furniture industry. Industry analysts reported declines in the United States office furniture market of 18% for calendar year 2001, 19% in 2002, and 4% in 2003. These years constitute an unprecedented three consecutive year decline in an industry that only had three down years between 1971 and 2000. Companies throughout the world reduced their spending across many capital goods categories, including furniture. Revenue and order rates across the industry fell throughout calendar 2001, 2002, and 2003 as customers delayed and canceled orders. Demand for furniture products continued to soften as corporate profits remained under pressure during recent years. Demand for the Company's products was also adversely impacted by declines after September 11, 2001 in the hospitality and recreational markets. Terror threats, war, economic uncertainty, and related uncertainties contributed to the downturn. Although the outlook has improved, if conditions do not continue to improve, or begin to decline again, the Company would be negatively impacted.

Inflation and increasing raw material costs could harm our business. During the fiscal years ended March 31, 2005 and 2006, the Company experienced rapidly increasing costs in most of its raw materials, including steel, plastic, and wood. In addition, rising fuel costs have increased transportation costs. In response to these increases, the Company implemented price increases on most of its product lines. The Company has been able to achieve most of the price increases, but some product lines have been slower in responding to the price increase. However, the Company cannot predict whether it will be able to achieve the implemented price increases or what effects the price increases might have on sales volumes. Sales may decline. Although the Company is unable to predict whether the price of its raw materials will continue to increase, further increases would erode the Company's gross margin without additional price increases for the Company's products.

Competition could harm our business. The Company is facing increased competition because of innovations in competitors' products and lower pricing brought on by the general down-turn in the furniture industry. More of the Company's competitors have begun introducing products that directly compete with the products offered by the Company, including competitors who are manufacturing their products offshore at a lower cost. The Company's products are generally more expensive than products sold by the Company's competitors in the same markets. The Company believes that competition for its products is generally based on product quality and characteristics, service and price. Unless the Company adapts and responds to these competitive threats, the Company will face margin pressure from low cost producers. Only certain elements of the Company's products are patented, so unpatented elements could be reverse engineered and duplicated by competitors who are able to develop the manufacturing equipment and processes to do so. The Company's continued success will depend upon, among other things, its ability to continue to manufacture and market high quality, high performance products at prices competitive in the markets served by the Company. Although the Company is developing new products, it is uncertain at this time what the marketplace acceptance will be for these products.

Off-shore manufacturing by competitors is putting increased margin pressure on us. The Company is facing increased competition, particularly in its chair product lines, from off-shore manufacturing, primarily from Asia. These lower cost producers are putting margin pressure on us. There can be no assurance that the Company will be successful in countering this competition through its own offshore manufacturing efforts.

A potential decrease in demand for healthcare seating products would harm our business. Although the Company believes that the specialty healthcare seating market is less subject to economic pressures than the Company's multipurpose room operations, the medical and healthcare industry is more subject to regulatory changes that could affect the demand for Broda's products. Recent changes in the durable medical equipment marketplace relating to government reimbursements for these products in the United States at the federal and state level has negatively impacted Broda's business. The Company is not currently aware of any other regulatory changes in the near future that would have a substantial and negative impact on this business. During the past few years, the Company has hired direct employees in the United States to market its healthcare seating products, replacing some of the dealers and distributors that it previously had in those areas. Although the Company intends to expand this presence in coming years, the Company may be unable to expand its geographic markets for healthcare seating products.

The loss of key customers could harm our business. The loss of any key customers of the Company would decrease the Company's revenue. Given the current environment in the furniture industry, the Company cannot assure that it would be able to replace such revenue or reduce its costs and, therefore, the Company's profitability would be adversely impacted.

The loss of key raw material sources could harm our business. Both the plastic used in the Company's products and the tubing used in its table legs and chairs are manufactured according to Company specifications. Portions of the Company's multipurpose room operations operate without substantial inventory levels of raw materials by depending on certain key suppliers to provide raw materials on a "just-in-time" basis. The Company believes that necessary materials are generally available from alternate suppliers. However, any shortages or significant interruptions in the delivery of raw materials could have a material adverse effect on the Company's production schedule and operations.

An increase in warranty service costs could harm our business. The Company intends to continue to offer warranties covering materials and workmanship on its existing products and anticipates providing a warranty covering materials and workmanship for all complementary product lines developed or acquired by the Company. While the Company has implemented improved quality control measures that it expects will reduce warranty claims, it is possible that warranty servicing costs will increase in future periods.

Furthermore, the Company is not in a position to anticipate the additional warranty service costs that may be incurred as a result of the Company's expansion into new or complementary product lines.

We could be subject to future variations in operating results. The Company's short-term profitability could be adversely affected by its decision to develop or acquire complementary product lines, hire additional sales staff, and pursue additional acquisitions. Various factors, including acquisition related expenses, the ability to find and train qualified personnel, operational transitions, timing of new product introductions and the cost of developing and marketing new products and penetrating new markets as well as changes in product mix, may have an adverse effect on the Company's results of operations. There can be no assurance that the Company will continue to experience profitability at historical rates. The Company may experience temporary fluctuations in operations and quarterly variations in the future.

Forward-Looking Statements and Factors That May Affect Future Results of Operations. Forward-looking statements contained herein include plans and objectives of management for future operations, including plans and objectives relating to the products, marketing, customers, product line expansions, warranty expense, and cost reductions to preserve margins. These forward-looking statements involve risks and uncertainties and are based on certain assumptions that may not be realized. Actual results and outcomes may differ materially from those discussed or anticipated.

All forward-looking statements involve predictions and are subject to known and unknown risks and uncertainties, including, without limitation, those discussed above as well as general economic and business conditions, that could cause actual results to differ materially from historical results and those presently anticipated or projected. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date made. The considerations described above and elsewhere in this filing could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any views or statements expressed with respect to future periods. Important factors and risks that might cause such differences, include, but are not limited to those factors referenced above and in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Forward Looking Statements and Factors That May Affect Future Operating Results."

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

The Company's corporate headquarters and multipurpose room furniture manufacturing facilities are located in Orem, Utah (approximately 40 miles south of Salt Lake City). The Company's headquarters and multipurpose room table and cart manufacturing facility consists of approximately 71,000 square feet of manufacturing, office, research and development and storage space located on approximately four acres of land. In addition, the Company owns approximately ten acres of land across the street from its corporate headquarters. On a portion of this property, the Company has built a 79,000 square foot office and manufacturing facility to house its sales force and multipurpose room chair operations. The Company has also built a 63,000 square foot facility which was anticipated to be used for the manufacturing of its next generation of multipurpose room tables. However, with the decision to discontinue development on that product line, the Company is currently using the facility for warehousing some of its raw materials as well as manufacturing space for its new fence product line. The Company estimates this property includes enough real estate to build approximately an additional 140,000 square feet of facility to support the future growth of the Company. The Company also owns an adjacent 2,400 square foot building that sits on this property. During the quarter ended March 31, 2006, the Company purchased approximately 2 acres located adjacent to its corporate headquarters. The Company currently intends to construct an additional manufacturing and warehousing facility on this land during fiscal 2007. The Company believes that by adding this new facility as well as additional equipment and production shifts, its existing facilities will serve its current product lines for the next year. However, if the operation adds additional product lines and/or significantly modifies its existing products lines, additional facilities may need to be constructed on the Company's existing land.

The Company's healthcare seating manufacturing facilities are located in Waterloo, Ontario, Canada (approximately 60 miles west of Toronto). These facilities consist of two adjacent buildings with approximately 30,000 square feet of leased manufacturing, office, research and development and storage space. The facilities and related real estate are leased under an agreement for a one-year term expiring in August 2006. The base monthly lease payment is approximately $14,000. Broda pays all maintenance costs, taxes and insurance. The Company believes that these facilities will serve its healthcare seating manufacturing needs for the term of the lease. Subsequent to the year ended March 31, 2006, the Company purchased approximately 4 acres in Waterloo, Ontario, Canada for $570,000. The Company intends to construct a new facility during the upcoming fiscal year and will relocate its healthcare seating operations to that facility.

Item 3. Legal Proceedings

From time to time, the Company is subject to legal proceedings and other claims arising in the ordinary course of its business. The Company maintains insurance coverage against potential claims in an amount which it believes to be adequate. During the quarter ended March 31, 2006, the Company reached a settlement agreement for certain alleged obligations related to a defined benefit pension plan resulting from exiting and selling its specialty office seating and systems business in fiscal 2002. The Company also successfully defended itself in a wage dispute also resulting from exiting and selling its specialty office seating and systems business in fiscal 2002. The litigation resulted in a judgment in the Company's favor and had no material impact on the consolidated financial statements. There are no material pending legal proceedings against the Company, other than routine litigation incidental to the business.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year ended March 31, 2006.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is traded on the Nasdaq National Market System under the symbol "MITY". The Company's common stock first began trading on April 29, 1994. The following table outlines the Company's quarterly stock price performance during the last two years.

	High	Low
Fiscal Year Ended March 31, 2006:		
First Quarter	$17.53	$13.72
Second Quarter	17.59	14.99
Third Quarter	18.74	16.55
Fourth Quarter	19.58	17.05
Fiscal Year Ended March 31, 2005:		
First Quarter	$19.30	$16.52
Second Quarter	17.95	15.05
Third Quarter	16.75	14.25
Fourth Quarter	16.22	13.36

There were 143 security holders of record as of May 23, 2006. In addition, management estimates that there were approximately 2,000 beneficial shareholders. Since the closing of its public offering, the Company has not declared dividends and does not currently anticipate paying dividends.

The following table presents information about the Company's common stock that may be issued upon the exercise of options, warrants and rights under existing equity compensation plans at March 31, 2006:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	375,371	$12.28	12,080
Equity compensation plans not approved by security holders	- -	- -	- -
Total	375,371	$12.28	12,080

The following table presents information about repurchases of the Company's common stock that were made during the fourth quarter of the fiscal year ended March 31, 2006:

Issuer Purchases of Equity Securities*

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans of Programs
February 1 - February 28, 2006	8,800	$19.00		
March 1 - March 31, 2006	75,482	18.88	481,846	368,154
Total	**84,282**	**$18.89**	**481,846**	**368,154**

* On June 7, 2005, the Company announced its intention to repurchase up to 500,000 shares of the Company's common stock. On January 24, 2006, the board of directors increased the share repurchase authorization by 150,000 shares. On May 18, 2006, the board of directors increased the share repurchase authorization by an additional 200,000 shares, bringing the total to 850,000 shares. This table details the activity in the share repurchase program for the three month period ended March 31, 2006.

Item 6. Selected Financial Data

The following selected financial data should be read in conjunction with the Financial Statements and the Notes thereto included in this Form 10-K. The statement of income data set forth below with respect to the fiscal years ended March 31, 2006, 2005 and 2004 and the balance sheet data at March 31, 2006 and 2005 are derived from, and should be read in conjunction with the audited Financial Statements included in this Form 10-K. The statement of income data set forth below with respect to the fiscal year ended March 31, 2003 and 2002 and the balance sheet data at March 31, 2004, 2003 and 2002 are derived from audited financial statements not included in this Form 10-K.

Statement of Income Data

Year Ended March 31,	2006	2005	2004	2003	2002
	(in thousands, except per share data)				
Net sales	$55,701	$50,272	$45,210	$40,965	$40,841
Cost of products sold	35,947	33,537	28,037	24,457	24,485
Gross profit	19,754	16,735	17,173	16,508	16,356
Expenses:					
Selling	7,903	7,427	6,452	6,172	6,363
General and administrative	2,012	1,980	1,787	2,504	2,028
Research and development	1,734	1,265	1,393	1,541	1,158
Asset impairment	—	2,226	—	—	—
Income from continuing operations	8,105	3,837	7,541	6,291	6,807
Interest and other, net	247	58	(101)	132	368
Income before provision for income taxes	8,352	3,895	7,440	6,423	7,175
Provision for income taxes	2,811	1,448	2,766	2,367	2,772
Net income from continuing operations before minority interest	5,541	2,447	4,674	4,056	4,403
Minority interest	—	22	79	7	—

Net income from continuing operations	5,541	2,469	4,753	4,063	4,403
Loss from discontinued operations, net of applicable income tax	—	—	—	—	(271)
Gain (loss) on disposal, net of applicable income tax	—	—	—	745	(3,256)
Net income	$5,541	$ 2,469	$ 4,753	$ 4,808	$ 876
Basic earnings per share from continuing operations	$1.34	$0.57	$1.14	$0.90	$0.86
Basic loss per share from discontinued operations	—	—	—	—	(0.05)
Basic gain (loss) per share on disposal of discontinued operations	—	—	—	0.17	(0.64)
Basic earnings per share	$1.34	$0.57	$1.14	$1.07	$0.17
Weighted average common shares outstanding – basic	4,124,189	4,296,525	4,157,081	4,501,342	5,071,125
Diluted earnings per share from continuing operations	$1.30	$0.55	$1.09	$0.86	$0.85
Diluted loss per share from discontinued operations	—	—	—	—	(0.05)
Diluted gain (loss) per share on disposal of discontinued operations	—	—	—	0.16	(0.63)
Diluted earnings per share	$1.30	$0.55	$1.09	$1.02	$0.17
Weighted average common and common equivalent shares outstanding – diluted	4,270,962	4,474,111	4,364,683	4,711,420	5,208,924

Balance Sheet Data

March 31,	2006	2005	2004	2003	2002
			(in thousands)		
Working capital	$15,230	$16,732	$13,060	$ 8,069	$18,365
Total assets	34,819	35,616	31,956	25,402	33,369
Stockholders' equity	30,403	31,264	27,799	21,454	27,319

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

The Company designs, manufactures, and markets institutional furniture. The Company's current product lines consist of multipurpose room furniture and healthcare seating. In addition, the Company continues to pursue development of new products and the acquisitions of product lines or companies that will be complementary to the Company's businesses.

Multipurpose Room Furniture. The Company's multipurpose room furniture line consists of lightweight, durable, folding leg tables; stacking and folding chairs; lecterns; portable partitions; and other related products. These products are used in multipurpose rooms of educational, recreational, hotel and hospitality, government, office, healthcare, religious and other public assembly facilities. Historically, growth in this segment has come from an expanding base of new customers, from increasing sales to existing customers and from expansion of the Company's multipurpose room product line. The current and future growth of the Company's multipurpose room furniture operations is largely dependent upon its ability to successfully introduce and market new product lines of multipurpose room furniture and its ability to profitably increase its market penetration into existing and new markets.

Multipurpose Room Furniture Outlook. After three years of declines in the institutional furniture marketplace due to the downturn in the domestic and international economy, the institutional furniture marketplace started to grow again in calendar year 2004. This accelerated in calendar year 2005 and has continued so far in 2006. For the Company's fiscal year ending March 31, 2006, the Company experienced growth of 12 percent in its multipurpose room furniture segment which was slightly higher than the industry growth during the same time period of 11 percent. For the current calendar year, industry analysts are estimating that shipments will slow down from the fast pace of the prior year and are estimating growth for the year of 7 percent for calendar year 2006 as compared to calendar year 2005. The Company is encouraged by these forecasts as well as the strengthening of the economy in general, and is cautiously optimistic that the industry will continue its rebound and that the Company's multipurpose room sales volumes will likewise continue to grow.

In January 2005, the Company announced its intention to cut off funding on its current next generation table. The Company had been working on developing a table with improved performance characteristics than its existing table. With the decision to discontinue funding on the new table, the Company has refocused its efforts on the existing table to enhance its performance as well as attempt to further drive down costs. The Company is also focused on increasing its chair offering and has added four new chair lines during the last fiscal year. The Company is also pursuing uses for the rotational molding facility built for production of the new table. The Company has started using the facility for the manufacture of fence panels and posts, which are outside of its current institutional furniture market. The Company is encouraged by the response from customers who have purchased the product, as well as the response from potential customers who have viewed and handled the product. The Company plans to continue building its capacity and refining its manufacturing techniques as it breaks into this marketplace and is hopeful that fencing will contribute to its sales growth in the upcoming year. However, the Company cannot guarantee that it will be successful in marketing these fencing products or in utilizing its existing capacity.

During the past few years, chair sales have begun to make up a larger portion of the sales of the Company's multipurpose room operations. Although table sales still predominate the volume of this operation, much of the increases in sales can be attributed to increases in chair sales. During the upcoming fiscal year, the Company anticipates launching at least one additional chair line to complement its existing chair lines as well as enhancing its current offering. Beyond the upcoming year, the Company anticipates developing additional complementary chair lines to continue to grow this portion of its business as well as further penetrating its existing marketplace with its current lines of chairs. However, the Company cannot guarantee that it will be able to successfully develop and launch such chair lines or further penetrate its existing marketplace.

Healthcare Seating. Through Broda, the Company markets a line of healthcare seating products primarily to customers in Canada and the United States. Broda's operations are based in Waterloo, Ontario, Canada.

Broda focuses on providing products which assist long-term care patients with advanced needs due to a debilitating condition or disease, and has developed a line of premium-priced geriatric seating products. Broda chairs are serving a very specific niche in the healthcare market and thus are not competing in the commodity-oriented general healthcare seating market.

Healthcare Seating Outlook. The Company believes that the specialty healthcare seating market is less subject to economic pressures than the Company's multipurpose room furniture operations. However, the medical and healthcare industry is more subject to regulatory changes that could affect the demand for Broda's products. The Company is not aware of any regulatory changes in the near future that would have a substantial and negative impact on this business. The Company's healthcare seating operation's future growth depends largely upon increasing its market penetration into the U.S. market and other foreign markets as well as its ability to successfully introduce new product lines.

General Near-Term Outlook. Based on the reasons stated above, the Company anticipates that sales volumes during the quarter ending June 30, 2006 will be up to 10 percent higher as compared to the prior year's first quarter. Despite these expectations, the Company, for a variety of reasons including those described in Item 1A "Risk Factors", may not be successful in achieving this sales level in the first quarter.

Critical Accounting Policies and Estimates

This discussion and analysis of financial condition and results of operations is based upon the Company's consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. These principles require the use of estimates and assumptions that affect amounts reported and disclosed in the financial statements and footnotes. The critical accounting policies for the Company which require management to make judgments and assumptions about matters that are uncertain at the time of the estimate include the allowance for doubtful accounts receivable, the reserve for obsolete inventory, accruals for warranty expense, assets related to the discontinued next generation table line (see Note 4, Impairment of Assets), goodwill and other intangible assets, notes receivable, income taxes, and revenue recognition.

Allowance for doubtful accounts receivable: The Company exercises considerable judgment in determining the ultimate collectability of its accounts receivable. Several factors are used in making these judgments including the customer credit quality, historical write-off experience and current economic trends. The Company reviews these factors quarterly, and the allowance is adjusted accordingly. If the financial condition of the Company's customers were to deteriorate, an additional allowance may be required.

Reserve for obsolete inventory: Inventories are stated at the lower of cost, on a first in, first out basis, or market. Additionally, the Company evaluates its inventory reserves in terms of excess and obsolete exposures. This evaluation includes such factors as anticipated usage, inventory turnover and ultimate product sales value (see Note 4 in the consolidated financial statements).

Accruals for warranty expense: The Company's warranty service costs for fiscal years ended March 31, 2006, 2005, and 2004 totaled 1.6 percent of net sales or $869,000, 1.3 percent of net sales or $637,000 and 1.4 percent of net sales or $619,000, respectively. The Company provides for the estimated cost of product warranties at the time revenue is recognized. This warranty obligation is affected by failure rates, the introduction of new products, and the costs of material and labor to repair or replace the product. The Company regularly assesses the adequacy of its accrual for warranty expense based upon historical warranty rates and anticipated future warranty rates.

Assets related to the discontinued next generation table line: Due to the decision by the board of directors in January 2005 to discontinue the next generation table project, the Company has impaired certain long-term assets during the quarter ending March 31, 2005. The Company utilized an outside specialist to help management establish the fair value of the assets which involved considerable judgment. This resulted in an impairment charge of $2.0 million related to the fixed assets (see Note 4 in the consolidated financial statements).

Goodwill and other intangible assets: The Company reviews annually the carrying value of its goodwill and other intangible assets. The goodwill arose from the Broda and Versipanel acquisitions. The other intangible asset at March 31, 2004 was intellectual property related to certain rights the Company obtained to utilize new technology in its next generation table product development efforts. During the quarter ended June 30, the Company annually reviews the goodwill related to the Broda and Versipanel acquisitions and the intellectual property related to the startup development company. This review is performed by calculating the present value of estimated future cash flows. If the carrying value of the intangible asset is considered impaired, an impairment charge would be recorded for the amount by which the carrying value of the intangible asset exceeds its fair value. Goodwill is also tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. No impairment charges have been recorded related to the Broda or Versipanel goodwill. However, due to the decision by the board of directors in January 2005 to discontinue the next generation table project, the Company fully impaired the other intangible asset related to this intellectual property during the quarter ended March 31, 2005. This resulted in an impairment charge of $227,000 related to other intangible assets (see Note 4 in the consolidated financial statements).

Notes receivable: The Company reviews its notes receivable to determine likely collectability. Since the notes are with entities without a long history of an ability to create future cash flows, the Company bases its belief in their collectability upon its understanding of what the liquidation value of the operation would be and the likelihood of the Company being able to recover the outstanding balances. Due to the level of uncertainty in the success of these entities, these notes receivable ultimately may not be fully realized.

Income taxes: The Company evaluates quarterly the realizability of its deferred tax assets based upon expected future taxable income. Management believes that it is more likely than not that future earnings will be sufficient to recover deferred tax assets.

Revenue Recognition: The Company recognizes revenue in accordance with Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition," as revised by SAB No. 104. Sales are recorded when title passes and collectability is reasonably assured under its various shipping terms. Revenue is normally recognized upon shipment of goods to customers. In certain circumstances revenue is not recognized until the goods are received by the customer based on the terms of the sale agreement. Discounts directly related to the sale are recorded as a reduction to net sales.

Recently Issued Financial Accounting Standards

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123R, "Share-Based Payment," which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123R eliminates the alternative of applying the intrinsic value measurement provisions of Opinion 25 to stock compensation awards issued to employees. Rather, the new standard requires enterprises to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

SFAS No. 123R, as amended by the Securities Exchange Commission, will be effective for the Company's first quarter in its fiscal year beginning April 1, 2006, and requires the use of the Modified Prospective Application Method. Under this method, SFAS No. 123R is applied to new awards and to awards modified, repurchased, or cancelled after the effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered (such as unvested options) that are outstanding as of the date of adoption shall be recognized as the remaining requisite services are rendered. The compensation cost relating to unvested awards at the date of adoption shall be based on the grant-date fair value of those awards as calculated for pro forma disclosures under the original SFAS No. 123. In addition, companies may use the Modified Retrospective Application Method. This method may be applied to all prior years for which the original SFAS No. 123 was effective or only to prior interim periods in the year of initial adoption. If the Modified Retrospective Application Method is applied, financial statements for prior periods shall be adjusted to give effect to the fair-value-based method of accounting for awards on a consistent basis with the pro forma disclosures required for those periods under the original SFAS No. 123. The Company anticipates using the Modified Prospective Application Method.

The Company has not yet quantified the effects of the adoption of SFAS No. 123R, but it is expected that the new standard will result in significant stock-based compensation expense. The pro forma effects on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 on stock compensation awards (rather than applying the intrinsic value measurement provisions of Opinion 25) are disclosed in the notes to the consolidated financial statements. Although such pro forma effects of applying original SFAS No. 123 may be indicative of the effects of adopting SFAS No. 123R, the provisions of these two statements differ in some important respects. The actual effects of adopting SFAS No. 123R will be dependent on numerous factors including, but not limited to, the valuation model chosen by the Company to value stock-based awards; the assumed award forfeiture rate; the accounting policies adopted concerning the method of recognizing the fair value of awards over the requisite service period; and the transition method (as described below) chosen for adopting SFAS No. 123R.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs." SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The Company intends to adopt SFAS No. 151 on April 1, 2006. The adoption of SFAS No. 151 is not expected to have a material impact on the Company's consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities", ("FIN No. 46") an interpretation of ARB No. 51. FIN No. 46, as amended, addresses consolidation by business enterprises of variable interest entities. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. FIN No. 46 applies in the first year or interim period ending after December 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company does not have an interest in any variable interest entity and therefore the adoption of FIN No. 46 did not impact the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity", which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity in its statement of financial position. SFAS No. 150 is effective for new or modified financial instruments beginning June 1, 2003, and for existing instruments beginning August 1, 2003. The adoption of SFAS No. 150 did not have an impact on our consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have an impact on our consolidated financial statements.

Results of Operations

The following table sets forth, for the periods indicated, the percentage of net sales represented by items included in or derived from the Company's Statements of Income.

Year Ended March 31,	2006	2005	2004	2003	2002
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of products sold	64.5	66.7	62.0	59.7	60.0
Gross profit	35.5	33.3	38.0	40.3	40.0
Operating expenses:					
Selling	14.2	14.9	14.2	15.1	15.5
General and administrative	3.6	3.9	4.0	6.1	5.0
Research and development	3.1	2.5	3.1	3.7	2.8
Asset impairment	—	4.4	—	—	—
Income from continuing operations	14.6	7.6	16.7	15.4	16.7
Interest and other, net	0.4	0.2	(0.1)	0.3	0.9
Income before tax	15.0	7.8	16.6	15.7	17.6
Provision for income taxes	5.1	2.9	6.1	5.8	6.8
Net income from continuing operations	9.9%	4.9%	10.5%	9.9%	10.8%

Comparison of Fiscal Years 2006, 2005 and 2004

Net Sales

The Company's fiscal 2006 net sales of $55.7 million were up 11 percent or $5.4 million as compared to net sales in fiscal 2005. The increase in sales in 2006 resulted primarily from increased sales in both the Company's healthcare seating and multipurpose room furniture segments. For fiscal 2006, the multipurpose room furniture segment experienced a sales increase of 12 percent and the healthcare seating segment experienced sales growth of almost 4 percent. Within the multipurpose room furniture segment, chair sales accounted for most of the increase, as sales of this product line were 34 percent higher than the prior year.

Table sales also increased by 4 percent. Other sales, consisting primarily of sales of portable partitions, lecterns, and carts, increased 11 percent. International sales for all product lines represented 15 percent of net sales for both fiscal 2006 and 2005.

The Company's fiscal 2005 net sales of $50.3 million were up $5.1 million as compared to net sales in fiscal 2004. The 11 percent increase in sales in fiscal 2005 resulted from increased sales in most of the Company's product lines. The Company's healthcare seating segment increased by 16 percent and the Company's multipurpose room furniture segment increased 10 percent. For fiscal 2005, the multipurpose room furniture segments increase was due to an 8 percent increase in table sales, a 7 percent increase in chair sales, and a 61 percent increase in other sales, primarily due to sales of portable partitions related to the acquisition of Versipanel in April of 2004. International sales for all product lines represented 15 percent and 13 percent of net sales for fiscal 2005 and 2004, respectively.

Gross Profit

Fiscal 2006 gross profit as a percentage of net sales increased to 35 percent from 33 percent in the prior fiscal year. Of this increase, approximately 2 percentage points were due to lower overhead costs associated primarily with the unsuccessful startup of the manufacturing operation for the Company's next generation table in the prior fiscal year and approximately 1 percentage point was due to an inventory charge in the prior fiscal year of $324,000 related to the decision to discontinue funding the next generation table project. No similar charge occurred in fiscal 2006. The gross margin increase was partially offset by approximately 1 percentage point in higher material costs at the Company's multipurpose room operations due to the higher volume of chair sales in the period. The Company also experienced higher material costs as a percentage of sales at the health care seating operations as compared to the prior year's comparative period.

Fiscal 2005 gross profit as a percentage of net sales decreased to 33 percent as compared to 38 percent in the prior year. The decrease in gross profit was due primarily to three factors. The first was higher labor and overhead costs associated with the attempted startup of manufacturing operations for the Company's next generation table. Prior to the decision in January 2005 to discontinue the funding on this operation, a considerable amount of labor and overhead costs related to this potential new product line were expended. These costs account for approximately 5 percentage points of the deterioration in gross margin in the current year as compared to 3 percentage points in the prior year. The second factor was higher material costs due to increases in almost all of the Company's raw materials. These increases were partially offset by sales price increases that were implemented earlier in the year, but were not enough to fully offset the costs. Material costs as a percentage of sales increased by 2 percentage points. The third factor was a charge to inventory related to the next generation table project. This charge reduced its value from cost to its market valuation resulting from the Company's decision to discontinue funding this operation. This charge totaled $324,000 and represents an additional 1 percentage point in reduced margin.

Operating Expenses

For fiscal 2006, selling expenses were down at 14 percent of net sales as compared to 15 percent in the prior fiscal year. Actual expenses increased by $0.48 million, or 6 percent. Multipurpose room furniture selling costs increased by $0.46 million over the prior fiscal year. This increase resulted primarily from higher commission costs due to the higher sales volume. This increase was partially offset by lower salary costs for new sales representatives. Selling expenses at the healthcare seating operations increased by $0.02 million over the prior fiscal year.

For fiscal 2005, selling expenses were up at 15 percent of net sales as compared to 14 percent in the prior fiscal year. Actual expenses increased by $0.97 million, or 15 percent. Multipurpose room furniture selling costs increased by $0.83 million compared to the prior fiscal year. This increase resulted primarily from increased personnel and commission costs due to the higher sales volume. Selling expenses in the healthcare seating operations increased by $0.14 million compared to the prior fiscal year due primarily to increased personnel costs.

General and administrative expenses were 4 percent of net sales in fiscal 2006, 2005 and 2004. Actual expenses increased by 2 percent or $0.03 million in fiscal 2006 over fiscal 2005. The increase was due to higher outside services, training and professional fees. This increase was partially offset by lower personnel costs.

Actual general and administrative expenses increased by 11 percent or $0.20 million in fiscal 2005 over fiscal 2004. The increase was due to the receipt in the prior year of a settlement in a legal suit as well as higher professional fees in the 2005 fiscal year. This increase was partially offset by lower insurance costs.

Research and development expenses were 3 percent of sales in fiscal 2006, 2005, and 2004. For fiscal 2006, actual spending increased by 37 percent, or $0.47 million, as compared to fiscal 2005. This increase was primarily due to higher personnel costs and prototyping costs related primarily to efforts to utilize the existing rotomolding equipment. This increase was partially offset by lower costs for outside services.

For fiscal 2005, actual research and development spending decreased by 9 percent, or $0.13 million, as compared to fiscal 2004. This decrease resulted mainly from lower costs for personnel at the Company's multipurpose room operations. This decrease was partially offset by increased spending at the Company's healthcare seating operations related to new products.

For fiscal 2005, the Company realized an impairment charge of $2.2 million related to the Company's decision to discontinue funding its next generation table. The Company realized an impairment on some of the assets involved in the project to reduce their carrying amounts to their estimated fair value. The fair value was determined by the amount at which the assets could be bought or sold in a current transaction between willing parties. The Company utilized an outside specialist to help establish the fair value of the assets. The impairment consisted of $2.0 million in impairment of fixed assets and $0.2 million in impairment of other intangible asset. No impairment charge occurred in fiscal 2006 or fiscal 2004.

Other Income/Expense

Other income netted to $0.25 million in income in fiscal 2006. Investment income was $0.31 million, an increase of $0.14 million from the prior fiscal year due to a higher average balance of cash and cash equivalents and available-for-sale securities in the current fiscal year as well as higher rates of return. Other expenses in fiscal 2006, which totaled $0.06 million, consisted of $0.05 million in realized foreign currency exchange losses and $0.02 million in net losses on asset disposals, partially offset by $0.01 million in other income.

Other income and expenses netted to $0.06 million in fiscal 2005. Investment income was $0.17 million, an increase of $0.09 million from the prior fiscal year due to a higher average balance of cash and cash equivalents and available-for-sale securities in the current fiscal year as well as higher rates of return. Other expenses in fiscal 2005, which totaled $0.11 million, consisted of $0.13 million in realized foreign currency exchange losses, which were partially offset by $0.02 million in other income.

Minority interest

On September 30, 2004, the Company sold its 50 percent equity interest in a startup development company. During the preceding six months ended September 30, 2004, this startup development company realized a pre-tax net loss of $143,000. Since the Company consolidated this entity within its financial statements and eliminated the other owner's 50 percent interest in the net profits or losses, 50 percent of the loss, or $71,000, was eliminated as a minority interest. However, the $71,000 elimination amount exceeded the amount of minority interest represented by the other partner's capital contribution by $37,000. Consequently, for the year ended March 31, 2005, $37,000 was fully recognized, while $34,000, or $22,000 after-tax, was allocated to the minority interest. Since the Company sold its interest in the company in fiscal 2005, no minority interest was recognized in fiscal 2006.

For the year ended March 31, 2004, the startup development company realized a net loss of $249,000. Upon consolidation, 50 percent of the loss, or $125,000, was allocated to the minority interest. Tax effected, this amount nets to $79,000.

Income Taxes

Provision for income taxes was $2.81 million in fiscal 2006 as compared to $1.45 million in fiscal 2005 and $2.77 million in fiscal 2004. The effective tax rates for these years were 34 percent, 37 percent, and 37.2 percent, respectively. The reduction in effective rate for fiscal 2006 as compared to fiscal 2005 was due primarily to increases in tax exempt interest income, a research and development tax credit associated with the Company's healthcare seating operations, and benefits resulting from the implementation of the American Jobs Creation Act of 2004.

Net Income

For reasons stated above, the Company's net income for fiscal 2006 was $5.54 million, an increase of $3.07 million or 124 percent compared to fiscal 2005. For fiscal 2005, net income was $2.47 million, a decrease of $2.28 million or 48 percent compared to net income in fiscal 2004.

Quarterly Results of Operations

The following table sets forth selected unaudited quarterly financial data for the most recent twelve quarters. This quarterly financial data reflects, in the opinion of management, all adjustments necessary to present fairly the results of operations for such periods. The operating results for any quarter are not necessarily indicative of results for any future period. The Company anticipates that operating results may fluctuate on a quarterly basis depending upon a number of factors including those described in "Risk Factors That May Affect Future Operations." Earnings per share information may not add to match annual earnings per share information due to rounding.

Unaudited Quarterly Financial Information:

(in thousands, except per share amounts)

	Q1 2004	Q2 2004	Q3 2004	Q4 2004
Net sales	$11,562	$11,497	$11,199	$10,952
Gross profit	4,441	4,489	4,212	4,031
Income before provision for income tax	2,026	2,070	1,836	1,508
Net income from operations	1,262	1,303	1,146	1,042
Basic earnings per share	0.31	0.32	0.28	0.25
Diluted earnings per share	0.29	0.30	0.26	0.23

	Q1 2005	Q2 2005	Q3 2005	Q4 2005
Net sales	$12,046	$13,378	$11,872	$12,976
Gross profit	4,141	4,602	4,005	3,987
Income (loss) before provision for income tax	1,666	1,815	1,254	(840)
Net income (loss) from operations	1,071	1,140	795	(537)
Basic earnings (loss) per share	0.25	0.27	0.18	(0.12)
Diluted earnings (loss) per share	0.24	0.25	0.18	(0.12)

	Q1 2006	Q2 2006	Q3 2006	Q4 2006
Net sales	$14,384	$14,053	$13,408	$13,856
Gross profit	5,319	5,124	4,546	4,765
Income before provision for income tax	2,380	2,188	1,720	2,064
Net income from operations	1,518	1,445	1,199	1,379
Basic earnings per share	0.36	0.35	0.29	0.34
Diluted earnings per share	0.34	0.34	0.28	0.33

The Company's quarterly operating results can fluctuate significantly depending on factors such as timing of new product introductions, market acceptance of new products, increased competitive pressures, growth in the institutional furniture market, acquisitions, expansion of international operations, timing and expansion into complementary products such as chairs, changes in raw material sources and costs, and adverse changes in general economic conditions in any of the countries in which the Company does business. The Company may experience quarterly variations in operating results in the future.

Liquidity and Capital Resources

Cash and cash equivalents, which consist primarily of high-quality commercial paper and repurchase agreements collateralized with U.S. Treasury securities, totaled $4.79 million at March 31, 2006 which compared to $3.94 million at March 31, 2005. In addition, the Company held available-for-sale securities which totaled $4.55 million at March 31, 2006 as compared to $7.15 million at March 31, 2005.

The following table highlights certain key cash flow and capital information pertinent to the discussion that follows:

Year Ended March 31,	2006	2005
Net cash provided by operations	$7,245,000	$6,364,000
Net sales (purchases) of available-for-sale securities	2,612,000	(6,113,000)
Purchases of property and equipment	(2,236,000)	(2,142,000)
Purchase of Versipanel	–	(1,201,000)
Net proceeds from exercise of stock options and issuance of shares to the 401(k) plan	1,123,000	614,000
Purchase and retirement of common stock	(8,035,000)	–

The increase in cash and cash equivalents for fiscal 2006 as compared to fiscal 2005 was due primarily to cash from operations of $7.24 million, net sales of available-for-sale securities of $2.61 million, and the net proceeds related to the exercise of stock options of $1.12 million. This increase was partially offset by purchases of property and equipment of $2.24 million, and the purchase and retirement of common stock of $8.03 million.

Historically, the Company has financed its growth primarily through cash from operations. The Company's subsidiary, Broda Enterprises, has a line of credit. The limit on this facility is $0.86 million. As of March 31, 2006, no amount was drawn under this facility. Among other restrictions, this credit facility requires the maintenance of certain financial ratios and levels of working capital. As of March 31, 2006, management of the Company believes it was in full compliance with the loan covenants related to this credit facility.

The Company's material cash commitments at March 31, 2006 consisted primarily of current liabilities of $4.42 million to be paid from funds generated from operations. Current liabilities consisted of the following:

Year Ended March 31,	2006	2005
Accounts payable	$1,989,000	$1,736,000
Accrued payroll and payroll taxes	1,080,000	1,155,000
Accrued warranty	470,000	439,000
Deferred revenue	492,000	374,000
Income taxes payable	88,000	152,000
Other	297,000	496,000
Total current liabilities	$4,416,000	$4,352,000

The Company's contractual commitments consisted of two lease agreements for Broda's production and office facilities under which it is obligated to pay $16,000 Canadian (approximately US $14,000 as of March 31, 2006) per month through August 2006. Management expects to renew these leases based upon similar terms. As of March 31, 2006, the Company had no operating leases with terms in excess of one year. At March 31, 2006, the Company also has fixed price commitments to purchase $321,000 in raw material inventory during the following year.

On June 7, 2005, the Company announced its intention to repurchase up to 500,000 shares of the Company's common stock. On January 24, 2006, the board of directors increased the share repurchase authorization by 150,000 shares. On May 18, 2006, the board of directors increased the share repurchase authorization by an additional 200,000 shares, bringing the total to 850,000 shares. As of March 31, 2006, 481,846 shares had been repurchased for $8.0 million. As of the date of this report, an additional 144,071 shares had been repurchased for $2.7 million. This brings the number of shares remaining in the authorization to 224,083. Additional repurchases will reduce the Company's liquidity.

The Company has recently purchased land for the construction of new facilities at both its multipurpose room furniture operations in Orem, Utah as well as its healthcare seating operations in Waterloo, Ontario, Canada. The Company anticipates capital expenditures during the coming year of approximately $4.5 million related to this construction. The Company currently anticipates funding these capital expenditures using any of existing cash reserves, available lines of credit as well as cash from operations.

The Company currently believes that cash flow from its current operations together with existing cash reserves and available lines of credit will be sufficient to support its working capital requirements for its existing operations for at least the next 12 months. The Company cannot guarantee that its working capital will be sufficient to support the Company's operations. If the existing cash reserves, cash flow from operations and debt financing are insufficient or if working capital requirements are greater than currently estimated, the Company could be required to raise additional capital. The Company may not be capable of raising additional capital or the terms upon which such capital may be available to the Company may not be acceptable. Additional sources of equity capital are available to the Company through the exercise by holders of outstanding options. At March 31, 2006, the proceeds which would have been received by the Company upon exercise of outstanding options which were exercisable on that date were approximately $3.35 million. There is no assurance that such options will be exercised.

Impact of Inflation and Environmental Regulations

During the fiscal year ended March 31, 2005, the Company experienced inflation on several of its raw materials including steel, plastic and wood. During the fiscal year ended March 31, 2006, the inflationary pressures continued, but at a reduced rate. However, transportation costs have continued to increased as fuel prices have increased. During these two fiscal years, the Company has implemented price increases on its products in response to these increases and has been able to recover part of its increased costs. However, the Company has been unable to fully maintain its previous margins. The Company plans to continue to implement these price increases and is hopeful to regain its previous position with respect to margins, but can give no assurance that it will be successful in doing so. The Company estimates that the effects of inflation on its material costs has been to increase the costs of materials as a percent of sales by less than one percentage point during the fiscal year ended March 31, 2006 as compared to the prior fiscal year. At the current time, pricing of the Company's raw materials has appeared generally to stabilize. However, significant increases in the price of raw materials could occur and have a material adverse impact on the Company's results of operations.

The Company believes that compliance with environmental laws and regulations has not materially affected the Company's operations.

Forward-Looking Statements and Factors That May Affect Future Results of Operations

Certain statements made above in this filing that are not historical facts are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). In addition, when used in this filing, the words or phrases "may," "will," "Management believes," "Company believes," "Company intends," "estimates," "projects," "anticipates," "expects" and similar expressions are intended to identify "forward-looking statements" within the meaning of the Reform Act.

Forward-looking statements contained in this Annual Report on Form 10-K include plans and objectives of management for future operations, including plans and objectives relating to the products, marketing, customers, product line expansions, liquidity and capital resources, and cost reductions to preserve margins. These forward-looking statements involve risks and uncertainties and are based on certain assumptions that may not be realized. Actual results and outcomes may differ materially from those discussed or anticipated. These forward-looking statements relate to:

- references to predicted increases in the institutional furniture and United States office furniture markets and the Company's belief of a rebound in the office furniture business;
- statements regarding the contribution of fencing to the Company's sales growth, and the industry's growth;
- statements regarding the Company's belief that it will be able to increase fence production and successfully enter the fence market;
- statements regarding the Company's beliefs about economic pressures on the healthcare seating market and the multipurpose room furniture operations;
- statements that the Company anticipates that its sales volumes during the first quarter of fiscal 2007 may increase by up to 10 percent as compared to the sales levels of the prior year's first quarter;
- statements that the Company anticipates developing additional complementary chair lines and further penetrating its existing marketplace with its current line of chairs;
- statements that the Company plans to sell Versipanel products through its existing sales system to current customers and that such products will allow the Company to expand its product line and better penetrate the institutional furniture markets;

- statements relating to the Company's belief that cash flow from its current operations, existing cash reserves, and available line of credit will be sufficient to support its working capital requirements to fund existing operations for at least the next 12 months; and
- statements related to anticipated capital expenditures.

All forward-looking statements involve predictions and are subject to known and unknown risks and uncertainties, that could cause actual results to differ materially from historical results and those presently anticipated or projected. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date made. The considerations listed below and elsewhere in this filing could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any views or statements expressed with respect to future periods. Important factors and risks that might cause such differences, include, but are not limited to:

- a repeated downturn in domestic and international economies and business conditions, specifically in the institutional furniture industry;
- war, terrorist acts, and threats of war and terrorist acts;
- increased competition in the Company's institutional furniture market;
- loss of important customer contracts through increased price-based and product quality competition, especially in the Company's multipurpose room furniture segment;
- limited management and key employee resources;
- declines in sales volumes and profit margins in the Company's multipurpose room furniture and healthcare seating businesses;
- lower than expected revenue, revenue growth, cash flow and gross margins from the multipurpose room and healthcare seating operations, higher materials and labor costs, or the Company's inability, for any reason, to profitably introduce new products or implement its marketing strategies in the healthcare seating and multipurpose room markets;
- the Company's inability for any reason to develop new products and expand successfully into new markets;
- the Company's ability to manufacture and market at current margins high quality, high performance products at competitive prices;
- import restrictions and economic conditions in the Company's foreign markets and foreign currency risks associated therewith;
- the Company's ability to maintain relatively low cost labor rates;
- the Company's ability to source a sufficient volume of acceptable raw materials at current prices;
- increased product warranty service costs if warranty claims increase as a result of the Company's new product introductions or acquisitions or for any other reason;
- the Company's ability to refine and enhance the quality and productivity of its manufacturing process;

- the Company's ability to locate and successfully consummate and integrate acquisitions, if any, of complementary product lines or companies on terms acceptable to the Company;
- the Company's ability to retain and maintain relationships with key customers;
- the availability of insurance funding or government reimbursement for the Company's healthcare seating products;
- regulatory developments that adversely affect demand for the Company's products, particularly the Company's healthcare seating products;
- adverse regulatory developments in the healthcare industry affecting our healthcare seating business; and
- other factors noted in "Item 1. Business-Risk Factors That May Affect Future Results of Operations."

In light of the significant uncertainties inherent in forward-looking statements, the inclusion of any such statement should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. The Company disclaims any obligation or intent to update any such factors or forward-looking statements to reflect future events or developments.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company manufactures its products in the United States and Canada and sells its products in those markets as well as in other countries. The majority of the Company's sales and expenses are transacted in U.S. dollars with limited transactions occurring in Canadian dollars or other foreign currencies. For the years ended March 31, 2006 and 2005, approximately 5 percent of the Company's net sales, 7 percent of the Company's cost of products sold, and 12 percent of the Company's operating expenses were denominated in currencies other than the U.S. dollar. For the year ended March 31, 2004, approximately 7 percent of the Company's net sales, 7 percent of the Company's cost of products sold, and 14 percent of the Company's operating expenses were denominated in currencies other than the U.S. dollar. Foreign currency exchange rate fluctuations did not have a material impact on the financial results of the Company during fiscal 2006. The Company's healthcare chair operations have occasionally entered into forward contracts for specific U.S. dollar denominated accounts receivable. As of March 31, 2006, 2005, and 2004, no forward contracts were outstanding.

The economic impact of foreign exchange rate movements on the Company is complex because such changes are often linked to variability in real growth, inflation, interest rates, governmental actions and other factors. The Company estimates that a 10 percent adverse change in foreign exchange rates could have reduced operating profit by as much as $145,000, $148,000 and $96,000 for the fiscal years ended March 31, 2006, 2005 and 2004. As mentioned above, this quantitative measure has inherent limitations and the sensitivity analysis disregards the possibility of other effects that may offset such adverse change.

Management's Statement

The Company's financial statements were prepared by management. Management is responsible for the integrity and objectivity of the financial information presented, including amounts that must necessarily be based on judgments and estimates. The Company's financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

The Company's independent registered public accounting firm, Deloitte & Touche LLP, have audited these financial statements in accordance with auditing standards generally accepted in the United States of America.

The Audit Committee of the Board of Directors is composed of directors who are free of any relationship or personal interest that, in the opinion of the Board of Directors, would interfere with their ability to exercise sound judgment as a committee member. The purpose of the Audit Committee is to provide assistance to the overall Board of Directors in fulfilling the Board's responsibility to the shareholders, potential shareholders, and investment community relating to corporate accounting, reporting practices of the corporation, and the quality and integrity of the financial reports of the corporation. In so doing, it is the responsibility of the Audit Committee to establish and maintain free and open means of communication between the directors, the independent auditor, and the financial management of the Company.

Based on a review and discussions of the Company's 2006 audited consolidated financial statements with management and discussions with the independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the Company's fiscal 2006 audited consolidated financial statements be included in the Company's Annual Report on Form 10-K. The Board of Directors concurred.

Item 8. Financial Statements and Supplementary Data

Index to Financial Statements

Report of Independent Public Accounting Firm

To the Board of Directors and
Shareholders of MITY Enterprises, Inc.:

We have audited the accompanying consolidated balance sheets of MITY Enterprises, Inc. and subsidiaries (the "Company") as of March 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2006. These financial statements are the responsibility of the Company management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MITY Enterprises, Inc. and subsidiaries at March 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

May 19, 2006

Consolidated Balance Sheets

March 31,	2006	2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,787,000	$ 3,940,000
Available–for–sale securities	4,547,000	7,151,000
Accounts receivable, less allowances of $140,000 and $147,000 at March 31, 2006 and 2005, respectively	6,718,000	6,463,000
Inventories	2,587,000	2,518,000
Prepaid expenses and other current assets	655,000	311,000
Deferred income tax assets	402,000	701,000
Total current assets	19,696,000	21,084,000
Property and equipment, net	12,485,000	11,714,000
Deferred income tax assets	248,000	403,000
Goodwill	2,358,000	2,306,000
Notes receivable, net	32,000	109,000
	$ 34,819,000	$ 35,616,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,989,000	$ 1,736,000
Accrued expenses and other current liabilities	2,427,000	2,616,000
Total current liabilities	4,416,000	4,352,000
Total liabilities	4,416,000	4,352,000
Commitments and contingencies (Note 11)		
Stockholders' equity:		
Preferred stock, par value $.10 per share; authorized 3,000,000 shares; no shares issued and outstanding	—	—
Common stock, par value $.01 per share; authorized 10,000,000 shares; issued and outstanding 3,990,303 shares at March 31, 2006 and 4,325,434 shares at March 31, 2005	40,000	43,000
Additional paid-in capital	12,244,000	12,208,000
Retained earnings	17,247,000	18,337,000
Accumulated other comprehensive income	872,000	676,000
Total stockholders' equity	30,403,000	31,264,000
	$ 34,819,000	$ 35,616,000

(See accompanying notes to consolidated financial statements)

Consolidated Statements of Income

Year Ended March 31,	2006	2005	2004
Net sales	$ 55,701,000	$ 50,272,000	$ 45,210,000
Cost of products sold	35,947,000	33,537,000	28,037,000
Gross profit	19,754,000	16,735,000	17,173,000
Operating expenses:			
Selling	7,903,000	7,427,000	6,452,000
General and administrative	2,012,000	1,980,000	1,787,000
Research and development	1,734,000	1,265,000	1,393,000
Asset impairment	—	2,226,000	—
Total operating expenses	11,649,000	12,898,000	9,632,000
Income from operations	8,105,000	3,837,000	7,541,000
Other income (expense):			
Investment income	310,000	171,000	79,000
Other	(63,000)	(113,000)	(180,000)
Total other income (expense), net	247,000	58,000	(101,000)
Income before provision for income taxes and minority interest	8,352,000	3,895,000	7,440,000
Provision for income taxes	2,811,000	1,448,000	2,766,000
Net income before minority interest	5,541,000	2,447,000	4,674,000
Minority interest	—	22,000	79,000
Net income	$ 5,541,000	$ 2,469,000	$ 4,753,000
Basic earnings per share	$1.34	$0.57	$1.14
Weighted average number of common shares– basic	4,124,189	4,296,525	4,157,081
Diluted earnings per share	$1.30	$0.55	$1.09
Weighted average number of common and common equivalent shares – diluted	4,270,962	4,474,111	4,364,683

(See accompanying notes to consolidated financial statements)

Consolidated Statements of Stockholders' Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance at April 1, 2003	$41,000	$9,925,000	$11,376,000	$112,000	$21,454,000
Comprehensive income:					
Net income			4,753,000		
Unrealized gains on available-for-sale securities				2,000	
Foreign currency translation				305,000	
Total comprehensive income					5,060,000
Issuance of 166,493 shares of common stock from the exercise of options	2,000	1,076,000			1,078,000
Issuance of 7,916 shares of common stock to the Company's 401(k) plan		103,000			103,000
Purchase and retirement of 31,000 shares of common stock		(75,000)	(261,000)		(336,000)
Tax benefit of employee stock options		440,000			440,000
Balance at March 31, 2004	43,000	11,469,000	15,868,000	419,000	27,799,000
Comprehensive income:					
Net income			2,469,000		
Unrealized losses on available-for-sale securities				(12,000)	
Foreign currency translation				269,000	
Total comprehensive income					2,726,000
Issuance of 63,189 shares of common stock from the exercise of options		555,000			555,000
Issuance of 3,655 shares of common stock to the Company's 401(k) plan		59,000			59,000
Tax benefit of employee stock options		125,000			125,000
Balance at March 31, 2005	43,000	12,208,000	18,337,000	676,000	31,264,000
Comprehensive income:					
Net income			5,541,000		
Unrealized gains on available-for-sale securities				8,000	
Foreign currency translation				188,000	
Total comprehensive income					5,737,000
Issuance of 159,983 shares of common stock from the exercise of options	2,000	1,385,000			1,387,000
Surrender of 17,224 shares of common stock for issuance of common stock from the exercise of options		(327,000)			(327,000)
Issuance of 3,956 shares of common stock to the Company's 401(k) plan		63,000			63,000
Purchase and retirement of 481,846 shares of common stock	(5,000)	(1,399,000)	(6,631,000)		(8,035,000)
Tax benefit of employee stock options		314,000			314,000
Balance at March 31, 2006	$40,000	$12,244,000	$17,247,000	$872,000	$30,403,000

(See accompanying notes to consolidated financial statements)

Consolidated Statements of Cash Flows

Year Ended March 31,	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 5,541,000	$ 2,469,000	$ 4,753,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Asset impairment	—	2,226,000	—
Depreciation and amortization	1,474,000	1,830,000	1,634,000
Deferred taxes	456,000	(473,000)	383,000
Loss (gain) on disposal of property and equipment	29,000	(6,000)	114,000
Tax benefit from exercise of stock options	314,000	125,000	440,000
Changes in assets and liabilities:			
Accounts receivable	(180,000)	(652,000)	(1,667,000)
Inventories	(43,000)	(88,000)	(913,000)
Tax receivable	—	784,000	508,000
Prepaid expenses and other current assets	(341,000)	107,000	(194,000)
Accounts payable	194,000	(420,000)	(137,000)
Accrued expenses and other current liabilities	(199,000)	462,000	373,000
Net cash provided by operating activities	7,245,000	6,364,000	5,294,000
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of available-for-sale securities	(4,664,000)	(7,591,000)	(1,463,000)
Sales and maturities of available-for-sale securities	7,276,000	1,478,000	2,750,000
Proceeds from sale of property and equipment	32,000	85,000	1,000
Purchases of property and equipment	(2,236,000)	(2,142,000)	(3,270,000)
Purchase of Versipanel	—	(1,201,000)	—
Decrease (increase) in notes receivable	77,000	(30,000)	87,000
Net cash provided by (used in) investing activities	485,000	(9,401,000)	(1,895,000)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net proceeds from exercise of stock options and issuance of shares to the 401(k) plan	1,123,000	614,000	1,181,000
Minority interest	—	(34,000)	(91,000)
Purchase and retirement of common stock	(8,035,000)	—	(336,000)
Net cash provided by (used in) financing activities	(6,912,000)	580,000	754,000
Effect of exchange rate changes on cash	29,000	15,000	26,000
Net increase (decrease) in cash and cash equivalents	847,000	(2,442,000)	4,179,000
Cash and cash equivalents at beginning of year	3,940,000	6,382,000	2,203,000
Cash and cash equivalents at end of year	$ 4,787,000	$ 3,940,000	$ 6,382,000

(continued)

(See accompanying notes to consolidated financial statements)

Supplemental Disclosure of Cash Flow Information

Year Ended March 31,	2006	2005	2004
Cash paid during the year for income taxes	$ 2,358,000	$ 772,000	$ 1,701,000

Supplemental Schedule of Noncash Investing and Financing Activities

As of March 31, 2006, $45,000 of additions to property and equipment were accrued as accounts payable.

During the year ended March 31, 2006, 17,224 matured shares (i.e. shares owned for more than six months) of the Company's common stock with a value of approximately $327,000 were surrendered in exchange for the exercise of stock options.

In April of 2004, the Company purchased the assets of Versipanel LLC for $1,201,000. In conjunction with the acquisition, liabilities were assumed as follows:

Fair value of assets acquired	$ 219,000
Cost in excess of fair value of assets (goodwill)	1,085,000
Cash paid for assets	(1,201,000)
Liabilities assumed	$ 103,000

(concluded)

(See accompanying notes to consolidated financial statements)

1. Description of Business and Summary of Significant Accounting Policies

MITY Enterprises, Inc. (the Company) designs and manufactures multipurpose room furniture, healthcare seating and fencing and markets these products in niche markets. In addition, the Company continues to pursue acquisitions of product lines or companies that will be complementary to the Company's businesses. The Company markets its products throughout the United States, Canada and in certain foreign countries.

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of MITY Enterprises, Inc. and all wholly owned and partially owned subsidiaries for which the Company exercises control. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments which have an original maturity not greater than three months.

Available-for-Sale Securities

Debt securities, which consist of corporate bonds and government agency securities, are classified as available-for-sale and are recorded at their fair value. When the fair value of available-for-sale securities differs from the amortized cost, the resulting unrealized gain or loss is recorded as a component of comprehensive income. The amortization of premiums and discounts on debt securities in this category are included in investment income and reflected in the net carrying amount of the debt securities. The cost of securities sold during the period is based on the specific identification method. Interest on securities in this category are included in investment income. As of March 31, 2006 and 2005, the Company had unrealized holding losses on available-for-sale securities of $6,000 and $19,000, respectively. These losses were related to fluctuations in interest rates and are not considered to be other than temporary losses.

The contractual maturities of the available-for-sale securities held are summarized below:

March 31,	2006		2005	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$2,703,000	$2,697,000	$1,950,000	$1,942,000
Due after one through five years	250,000	250,000	2,220,000	2,209,000
Due after five through ten years	—	—	—	—
Due after ten years	1,600,000	1,600,000	3,000,000	3,000,000
	$4,553,000	$4,547,000	$7,170,000	$7,151,000

These available-for-sale securities consisted of the following (at fair value):

March 31, 2006	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government securities	$1,370,000	—	$ 3,000	$1,367,000
Corporate notes	1,333,000	—	3,000	1,330,000
Auction preferred stock	200,000	—	—	200,000
Auction rate notes	1,650,000	—	—	1,650,000
Balance at end of period	$4,553,000	—	$ 6,000	$4,547,000

March 31, 2005	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government securities	$2,920,000	—	$19,000	$2,901,000
Asset-backed securities	200,000	—	—	200,000
Auction rate notes	4,050,000	—	—	4,050,000
Balance at end of period	$7,170,000	—	$19,000	$7,151,000

Investments that have been in a continuous unrealized loss position for more than 12 months as of March 31, 2006 and 2005 were not significant. For the years ended March 31, 2006 and 2005, proceeds from the sale of securities available-for-sale amounted to $7,276,000 and $1,478,000, respectively. Gross realized gains amounted to $8,000 and $0 for the years ended March 31, 2006 and 2005, respectively. There were no gross realized losses for the years ended March 31, 2006 and 2005.

Inventories

Inventories are stated at the lower of cost, on a first in, first out basis, or market. The Company has established a reserve on this inventory of $225,000 and $372,000 as of March 31, 2006 and 2005, respectively (See Note 4, Impairment of Assets).

Property and Equipment

Property and equipment are stated at cost. Maintenance and repairs are charged to operations as incurred, whereas major replacements and improvements are capitalized and subsequently depreciated. Leasehold improvements are amortized over the shorter of the useful life of the asset or the lease term. Depreciation and amortization on the Company's property and equipment are provided on a straight-line basis over the estimated useful lives of the related assets as follows:

	Estimated Useful Life (in years)
Machinery and equipment	3 to 10
Furniture and fixtures	3 to 5
Leasehold improvements	2 to 15
Buildings and improvements	30

Goodwill and Other Intangible Assets

The Company reviews annually the carrying value of its goodwill and other intangible assets during the first quarter of each fiscal year. The goodwill arose from its acquisitions of Broda Enterprises and Versipanel and the other intangible asset was represented by intellectual property related to certain rights the Company obtained to utilize new technology in its next generation table product development efforts. During the quarter ended June 30, 2005, the Company reviewed the goodwill related to the Broda and Versipanel acquisitions and determined that there was no impairment. This review is performed using estimates of future cash flows. If the carrying value of the intangible asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the intangible asset exceeds its fair value. During the prior fiscal year, the board of directors in January 2005 decided to discontinue the next generation table project, resulting in the full impairment of the other intangible assets related to intellectual property. This resulted in an impairment charge of $227,000 related to the other intangible assets in the March 31, 2005 quarter (See Note 4, Impairment of Assets).

Revenue Recognition

The Company recognizes revenue in accordance with Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition," as revised by SAB No. 104. Sales are recorded when title passes and collectability is reasonably assured under its various shipping terms. Revenue is normally recognized upon shipment of goods to customers. In certain circumstances revenue is not recognized until the goods are received by the customer based on the terms of the sale agreement. Discounts directly related to the sale are recorded as a reduction to net sales.

Shipping Costs

In accordance with Emerging Issues Task Force (EITF) No. 00-10, "Accounting for Shipping and Handling Fees and Costs," the Company classifies shipping costs billed to customers as revenue.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade receivables and cash equivalents. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses which, when realized, have been within the range of management's expectations.

Fair Value of Financial Instruments

Available-for-sale securities are carried at fair value. The carrying amount reported in the balance sheets for cash and cash equivalents, accounts receivable, notes receivable, and accounts payable approximates fair value because of the immediate or short-term maturity of these financial instruments.

Income Taxes

The Company uses an asset and liability approach for financial accounting and reporting for income taxes. Deferred income taxes are provided for temporary differences in the bases of assets and liabilities as reported for financial statement purposes and income tax purposes. The undistributed earnings of the Canadian operation are permanently reinvested.

Stock-Based Compensation

In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123" which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company has decided to continue applying Accounting Principle Board (APB) Statement No. 25 (as permitted by SFAS No. 123 and SFAS No. 148). The required disclosure of the effects of SFAS No. 123 and SFAS No. 148 are included in the notes to the consolidated financial statements. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation cost of the Company's two stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with SFAS No. 123, the Company's net income and earnings per share would have changed to the pro forma amounts indicated below:

Year Ended March 31,	2006	2005	2004
Net income:			
As reported	$ 5,541,000	$ 2,469,000	$ 4,753,000
Deduct stock-based employee compensation expense determined under the fair-value based method, net of related tax effects	241,000	254,000	156,000
Pro forma	$ 5,300,000	$ 2,215,000	$ 4,597,000
Earnings per share - basic:			
As reported	$1.34	$0.57	$1.14
Pro forma	$1.29	$0.52	$1.11
Earnings per share - diluted:			
As reported	$1.30	$0.55	$1.09
Pro forma	$1.24	$0.49	$1.05

Use of Estimates

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates subject to change include the allowance for doubtful accounts receivable, the reserve for obsolete inventory, accruals for warranty expense, goodwill and intangible assets, reserve on notes receivable, litigation reserves, and valuation of the assets related to its discontinued next generation table line (see Note 4, Impairment of Assets). Actual results could differ from these estimates.

Long-Lived Assets

The Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which requires that all long-lived assets to be disposed of by sale be carried at the lower of carrying amount or fair value less cost to sell, and that depreciation cease to be recorded on such assets. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Long-lived assets to be disposed of other than by sale are considered held and used until disposed of. Due to the decision by the board of directors in January 2005 to discontinue the next generation table project, the Company has impaired certain long-term assets during the quarter ended March 31, 2005. This resulted in an impairment charge of $2.2 million, including $2.0 million related to fixed assets and $0.2 million related to other intangible assets (See Note 4, Impairment of Assets). There were no additional long-lived assets which were considered impaired as of March 31, 2006.

Comprehensive Income

The Company's comprehensive income consists of foreign currency adjustments, unrealized holding gains and losses on available-for-sale securities, and net income.

Accrued Warranty

The Company provides for the estimated cost of product warranties at the time revenue is recognized. This warranty obligation is affected by failure rates, the introduction of new products, and the costs of material and labor to repair or replace the product. The Company regularly assesses the adequacy of its accrual for warranty expense based upon historical warranty rates and anticipated future warranty rates. Activity associated with the accrued warranty is as follows:

Year Ended March 31,	2006	2005	2004
Balance at beginning of period	$439,000	$415,000	$365,000
Accruals for warranties issued during the period	900,000	661,000	669,000
Settlements made during the period	(869,000)	(637,000)	(619,000)
Balance at end of period	$470,000	$439,000	$415,000

Foreign Currency Effects

The financial statements of the Company's foreign subsidiary is measured using the Canadian dollar as the functional currency. Assets and liabilities are translated into U.S. dollars at year-end rates of exchange and results of operations are translated at average rates for the year. Gains and losses resulting from these translations are included in accumulated other comprehensive income as a separate component of stockholders' equity. The Company also recognizes foreign currency gains and losses for transactions related to its foreign subsidiary as well as note payments from its Australian dealer.

Research and Development

Research and development costs are expensed as incurred. Patent expenses, including legal expenses, are expensed in the period in which they are incurred and are generally not significant. Patent expenses are included in research and development expenses in our consolidated statements of income.

Earnings Per Share

Basic earnings per share is based on the weighted effect of all common shares issued and outstanding, and is calculated by dividing net income by the weighted average shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of common shares used in the basic earnings per share calculation plus the number of common shares that would be issued assuming exercise or conversion of all potentially dilutive common shares outstanding. The Company excludes equity instruments from the calculation of diluted weighted average shares outstanding if the effect of including such instruments is antidilutive to earnings per share. The following table sets forth the computation of basic and diluted earnings per share for each of the past three fiscal years:

Year Ended March 31,	2006	2005	2004
Numerator:			
Net income	$ 5,541,000	$ 2,469,000	$ 4,753,000
Denominator:			
Weighted average shares outstanding:			
Basic	4,124,189	4,296,525	4,157,081
Employee stock options and other	146,773	177,586	207,602
Diluted	4,270,962	4,474,111	4,364,683
Earnings per common share:			
Basic	$1.34	$0.57	$1.14
Diluted	$1.30	$0.55	$1.09

Recently Issued Financial Accounting Standards

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment," which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123R eliminates the alternative of applying the intrinsic value measurement provisions of Opinion 25 to stock compensation awards issued to employees. Rather, the new standard requires enterprises to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

SFAS No. 123R, as amended by the Securities Exchange Commission, will be effective for the Company's first quarter in its fiscal year beginning April 1, 2006, and requires the use of the Modified Prospective Application Method. Under this method, SFAS No. 123R is applied to new awards and to awards modified, repurchased, or cancelled after the effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered (such as unvested options) that are outstanding as of the date of adoption shall be recognized as the remaining requisite services are rendered. The compensation cost relating to unvested awards at the date of adoption shall be based on the grant-date fair value of those awards as calculated for pro forma disclosures under the original SFAS No. 123. In addition, companies may use the Modified Retrospective Application Method. This method may be applied to all prior years for which the original SFAS No. 123 was effective or only to prior interim periods in the year of initial adoption. If the Modified Retrospective Application Method is applied, financial statements for prior periods shall be adjusted to give effect to the fair-value-based method of accounting for awards on a consistent basis with the pro forma disclosures required for those periods under the original SFAS No. 123. The Company anticipates using the Modified Prospective Application Method.

The Company has not yet quantified the effects of the adoption of SFAS No. 123R, but it is expected that the new standard will result in significant stock-based compensation expense. The pro forma effects on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 on stock compensation awards (rather than applying the intrinsic value measurement provisions of Opinion 25) are disclosed above. Although such pro forma effects of applying original SFAS No. 123 may be indicative of the effects of adopting SFAS No. 123R, the provisions of these two statements differ in some important respects. The actual effects of adopting SFAS No. 123R will be dependent on numerous factors including, but not limited to, the valuation model chosen by the Company to value stock-based awards; the assumed award forfeiture rate; the accounting policies adopted concerning the method of recognizing the fair value of awards over the requisite service period; and the transition method (as described below) chosen for adopting SFAS No. 123R.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs." SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The Company intends to adopt SFAS No. 151 on April 1, 2006. The adoption of SFAS No. 151 is not expected to have a material impact on the Company's consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities", (FIN No. 46) an interpretation of ARB No. 51. FIN No. 46, as amended, addresses consolidation by business enterprises of variable interest entities. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. FIN No. 46 applies in the first year or interim period ending after December 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company does not have an interest in any variable interest entity and therefore the adoption of FIN No. 46 did not impact the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity," which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity in its statement of financial position. SFAS No. 150 is effective for new or modified financial instruments beginning June 1, 2003, and for existing instruments beginning August 1, 2003. The adoption of SFAS No. 150 did not have an impact on the consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have an impact on the consolidated financial statements.

2. Inventories

Inventories consisted of the following:

March 31,	2006	2005
Materials and supplies	$ 1,730,000	$ 1,522,000
Work-in-progress	174,000	161,000
Finished goods	683,000	835,000
	$ 2,587,000	$ 2,518,000

3. Property and Equipment

Property and equipment consisted of the following:

March 31,	2006	2005
Land and improvements	$ 2,710,000	$ 2,179,000
Machinery and equipment	9,274,000	7,994,000
Furniture and fixtures	2,304,000	2,279,000
Leasehold improvements	1,013,000	960,000
Building and improvements	6,818,000	6,818,000
	$ 22,119,000	$ 20,230,000
Less accumulated depreciation and amortization	(9,634,000)	(8,516,000)
	$ 12,485,000	$ 11,714,000

4. Impairment of Assets

During a meeting of the Company's board of directors on January 25, 2005, the board decided to discontinue funding the Company's initiative to develop its next generation table. The decision was made based on the difficulties encountered and additional expenses required to achieve a consistent, repeatable manufacturing process. At this time, the decision was also made to redirect some of the resources previously focused on the next generation table project towards using the same technology and equipment for other products that do not require the same level of precision as tables. Currently, the Company is using these assets for the production of its new fence product line.

As a result, during the quarter ending March 31, 2005, in accordance with SFAS No. 144, the Company realized an impairment on some of the assets involved in that project to reduce their carrying amounts to their estimated fair value. As per SFAS No. 144, the fair value was determined by the amount at which the assets could be bought or sold in a current transaction between willing parties. The Company utilized an outside specialist to establish the fair value of the assets. The impairment totaled $2,226,000 and consisted of $1,999,000 in impairment of fixed assets and $227,000 in impairment of other intangible asset.

In connection with the decision to discontinue the next generation table line, it was determined that the value of the inventory associated with the project was less than its cost. So, in accordance with Accounting Research Bulletin 43 (ARB 43), this inventory was revalued at market value through a reserve which resulted in an adjustment down in the value of inventory of $324,000. This charge was included in the cost of products sold.

The fair value of the assets previously associated with the next generation table project that were redirected on other processes as of March 31, 2005, consisted of $2,528,000 in building, $1,045,000 for equipment, and $272,000 in inventory. The Company believes that it will be able to fully realize the value of these assets.

5. Notes Receivable and Investment in Subsidiary

In 2002, the Company acquired a 50 percent interest in a startup development company. On September 30, 2004, the Company sold its 50 percent equity ownership interest in the startup development company to the other 50 percent owner. The Company exchanged its ownership interest for an exclusive license for furniture products and selected other products, release of all royalty obligations on existing and future products, and other considerations. The Company retained most of the tangible assets and liabilities of the startup development company including cash, inventory, fixed assets, and accounts payable. Due to the decision by the board of directors in January 2005 to discontinue funding the Company's initiative to develop its next generation table, the Company impaired certain of the remaining assets (See Note 4, Impairment of Assets).

During the quarter ended March 31, 2002, the Company entered into an agreement with a dealer for the Company's multipurpose room furniture in Australia and created a note receivable for $365,000. This note, which bears interest at the prime rate, requires monthly payments of interest and principal in the amount of $8,000 (US$) and is being amortized over a six and one half year period. The note is secured by all of the assets of the dealership and by personal guarantees from the principals of the dealership. The Company has a reserve of $0 and $20,000, for this note receivable as of March 31, 2006 and 2005, respectively. At March 31, 2006 and 2005, the gross value of this note receivable was $80,000 and $159,000, respectively. At March 31, 2005, $64,000 was the current portion of this note receivable, which is included in prepaid expenses and other current assets. As of March 31, 2006, the dealer was current on payments on this note receivable. The Company has another note receivable for $26,000, of which $10,000 is current.

6. Line of Credit

The Company's wholly-owned subsidiary, Broda Enterprises, had a line of credit, bearing interest at Canadian prime (5.50 percent at March 31, 2006) which is secured by a General Security Agreement, an assignment of insurance and guarantees by the Company. The limit on this line is $857,000 (US$). At March 31, 2006 and 2005, no balance was outstanding. Among other restrictions, this credit facility requires the maintenance of certain financial ratios and levels of working capital. As of March 31, 2006, management of the Company believes it was in full compliance with the loan covenants related to this credit facility.

7. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

March 31,	2006	2005
Accrued payroll and payroll taxes	$ 1,080,000	$ 1,155,000
Accrued warranty	470,000	439,000
Deferred revenue	492,000	374,000
Tax payable	88,000	152,000
Other	297,000	496,000
	$ 2,427,000	$ 2,616,000

8. Common Stock Options

At March 31, 2006, the Company has two stock incentive plans, the 1990 Stock Option Plan (the "1990 Plan") and the 1997 Stock Incentive Plan (the "1997 Plan"). The Company authorized and reserved 750,000 shares of common stock for issuance under the 1990 Plan and 900,000 shares of common stock for issuance under the 1997 Plan. The purchase price for the shares under the Plans is equal to the fair value of the common stock at the date the options are granted as determined by the closing price listed on the Nasdaq Stock Exchange except for shareholders holding more than ten percent of the outstanding stock, whose options are issued at a ten percent premium to the then current market value. A table of stock option activity is shown below:

	Number of Options	Weighted Average Exercise Price
Outstanding at April 1, 2003	628,748	$ 8.43
Granted	115,000	17.02
Exercised	(166,493)	6.47
Forfeited	(13,893)	11.23
Outstanding at March 31, 2004	563,362	10.70
Granted	58,499	14.92
Exercised	(63,189)	8.78
Forfeited	(13,844)	14.64
Outstanding at March 31, 2005	544,828	11.27
Granted	0	—
Exercised	(159,983)	8.67
Forfeited	(9,474)	15.14
Outstanding at March 31, 2006	375,371	$12.28

Options exercisable at March 31, 2006, 2005 and 2004 were 296,729, 405,679, and 387,138, respectively. Options vest over a one- to four-year period and are generally exercisable over ten-years.

The following table summarizes the combined information of the 1990 and 1997 Plans' options outstanding at March 31, 2006:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$6.78–$8.20	91,375	4.45	$ 6.98	91,375	$ 6.98
9.70–11.75	94,726	3.52	10.22	93,026	10.21
12.10–12.15	20,518	6.84	12.12	18,018	12.13
12.96–15.50	79,118	7.46	14.73	47,466	14.95
16.55-17.90	89,634	8.10	17.75	46,844	17.81
$6.78–$17.90	375,371	5.85	$ 12.28	296,729	$11.29

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2005 and 2004, respectively: expected volatility of 41 percent and 44 percent, risk free interest rates of 3.31 percent and 2.24 percent, and expected lives of one to four years. Under SFAS No. 148, the weighted average fair value per share of options issued during the years ended March 31, 2005, and 2004 was $4.72, and $6.00, respectively. No options were granted during the year ended March 31, 2006.

9. Employee Benefit Plans

In January 1995, the Company established a defined contribution plan which qualifies under Section 401(k) of the Internal Revenue Code. The plan provides retirement benefits for employees meeting minimum age and service requirements. Participants may contribute up to 20 percent of their gross wages, subject to certain limitations. The plan provides for discretionary matching contributions by the Company, as determined by the Board of Directors. The discretionary amounts contributed to the plan for the years ended March 31, 2006, 2005 and 2004 were $150,000, $125,000, and $107,000, respectively.

In October 1996, the Board of Directors reserved up to 37,500 shares of MITY Enterprises common stock to be issued under the provisions of the 401(k) plan. An additional 50,000 shares of common stock were reserved in January 2000 and an additional 100,000 shares of common stock were reserved in March 2002. Shares are issued to the plan on a quarterly basis. The amounts issued to the plan in MITY Enterprises common stock for the years ended March 31, 2006, 2005 and 2004 were $63,000, $60,000, and $103,000, respectively. As of March 31, 2006, 131,457 shares had been issued under the provisions of the plan.

10. Income Taxes

Income tax expense from operations consisted of the following components:

Year Ended March 31,	2006	2005	2004
Current:			
Federal	$ 1,663,000	$ 1,392,000	$ 1,708,000
State	295,000	211,000	244,000
Foreign	399,000	318,000	431,000
Total current	2,357,000	1,921,000	2,383,000
Deferred:			
Federal	405,000	(430,000)	359,000
State	28,000	(42,000)	35,000
Foreign	21,000	(1,000)	(11,000)
Total deferred	454,000	(473,000)	383,000
	$ 2,811,000	$ 1,448,000	$ 2,766,000

The amount of the Company's foreign pre-tax income for the years ended March 31, 2006, 2005 and 2004 was $1,268,000, $834,000, and $361,000, respectively.

The tax provisions for continuing operations were at effective rates as follows:

Year Ended March 31,	2006	2005	2004
Federal statutory tax rates	34.0 %	34.0 %	34.0 %
State / provincial income taxes, net of federal benefit	3.9	3.3	3.3
Deduction related to domestic production activities	(1.0)	–	–
Meals and entertainment	0.2	0.4	0.2
Foreign sales	(0.6)	(0.6)	(0.5)
Tax exempt interest income	(0.4)	(0.1)	–
Research and development tax credit	(0.8)	–	–
Other	(1.6)	0.2	0.2
	33.7 %	37.2 %	37.2 %

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

March 31,	2006		2005	
	Current	Long Term	Current	Long Term
Deferred tax assets:				
Allowance for doubtful accounts	$ 45,000		$ 55,000	
Inventory	86,000		134,000	
Vacation accrual	71,000		60,000	
Warranty reserve and accrual	175,000		196,000	
Discontinued operations	22,000		77,000	
Net operating loss carryforward			105,000	
AMT credit		$ 30,000		$30,000
Depreciation and amortization		273,000		373,000
Other accruals	3,000		74,000	
Total	402,000	303,000	701,000	403,000
Deferred tax liabilities:				
Goodwill		(55,000)		
Net deferred tax asset	$402,000	$248,000	$701,000	$403,000

At March 31, 2006, the Company had utilized all of its previously held consolidated net operating loss carryforwards for federal income tax purposes.

11. Commitments and Contingencies

The Company leases two buildings in its Waterloo, Ontario, Canada location under an operating lease which expires in August 2006. The current agreement requires lease payments of $16,000 Canadian (approximately US $14,000) per month through August 2006. Management expects to renew these leases based on similar terms.

Total rent expense was $187,000, $147,000, and $132,000 for the years ended March 31, 2006, 2005 and 2004, respectively.

At March 31, 2006, the Company has fixed price commitments to purchase $321,000 in raw materials inventory.

The Company has been named as defendant in certain lawsuits. While the Company cannot predict the results of these actions, management believes, based in part on the advice of legal counsel, that the liability, if any, resulting from such litigation and claims will not have a material affect on the consolidated financial statements.

12. Business Segment Information

Management currently views the Company as being two business segments: multipurpose room furniture and healthcare seating. The multipurpose room furniture business segment manufactures and markets lightweight, durable, folding leg tables, folding chairs, stacking chairs, lecterns, and other related products. The Company's healthcare seating segment manufactures and markets healthcare chairs and related products. The Company's healthcare seating segment includes all of the Company's foreign-based sales. Corporate and fence related assets and expenditures are include in the multipurpose room furniture segment. During the year ended March 31, 2006, sales volumes and other metrics of the corporate and fence related assets were not significant enough for their classification as separate segments.

Reportable segment data reconciled to the consolidated financial statements for the fiscal years ended March 31, 2006, 2005 and 2004 is as follows:

Fiscal Year Ended March 31,	2006	2005	2004
Net sales:			
Multipurpose room furniture	$ 48,201,000	$ 43,040,000	$ 39,002,000
Healthcare seating	7,500,000	7,232,000	6,208,000
	$ 55,701,000	$ 50,272,000	$ 45,210,000
Income from operations:			
Multipurpose room furniture	$ 6,657,000	$ 2,332,000	$ 6,238,000
Healthcare seating	1,448,000	1,505,000	1,303,000
	$ 8,105,000	$ 3,837,000	$ 7,541,000
Depreciation & amortization expense:			
Multipurpose room furniture	$ 1,299,000	$ 1,661,000	$ 1,502,000
Healthcare seating	175,000	169,000	132,000
	$ 1,474,000	$ 1,830,000	$ 1,634,000
Capital expenditures, net:			
Multipurpose room furniture	$ 1,893,000	$ 1,900,000	$ 3,101,000
Healthcare seating	343,000	242,000	169,000
	$ 2,236,000	$ 2,142,000	$ 3,270,000

March 31,	2006	2005
Total assets:		
Multipurpose room furniture	$ 28,735,000	$ 30,626,000
Healthcare seating	6,084,000	4,990,000
	$ 34,819,000	$ 35,616,000

13. Acquisition

On April 1, 2004, the Company announced the acquisition of the assets of Versipanel LLC, a privately-owned designer, manufacturer and marketer of a variety of portable partitions based in Phoenix, Arizona. The transaction was treated for accounting purposes as a purchase and accordingly, the Company has included the operating results of Versipanel in the financial statements from April 1, 2004.

In conjunction with this acquisition, the Company paid $1,201,000 in cash. The acquisition resulted in goodwill of $1,085,000 all of which is deductible for tax purposes. Up to an additional $200,000 of the purchase price was contingently payable based on obtaining certain sales growth targets on the Versipanel product line through April 26, 2005. These growth targets were not achieved.

The unaudited pro forma results of operations of the Company for the year ended March 31, 2005 and 2004 (assuming the acquisition of Versipanel had occurred as of April 1, 2003) are as follows:

Fiscal Year Ended March 31,	2005	2004
Net sales	$ 50,272,000	$ 46,689,000
Net income	2,476,000	4,863,000
Basic earnings per share	$0.58	$1.17
Diluted earnings per share	$0.55	$1.11

14. Subsequent Event

Pursuant to the Company's stock repurchase plan, on May 10, 2006, the Company repurchased 144,071 shares of the Company's common stock at a price of $18.50 per share. On May 18, 2006, the Company's board of directors increased the share authorization in the buyback plan by 200,000 shares. This brings the total shares authorized in the plan to be repurchased to 850,000 shares, with 224,083 remaining in the authorization.

Subsequent to the year ended March 31, 2006, the Company purchased approximately 4 acres in Waterloo, Ontario, Canada for $570,000. The Company intends to construct a new facility during the upcoming fiscal year and will relocate its healthcare seating operations to that facility.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None to report.

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective.

Changes in internal control over financial reporting. During the most recent fiscal quarter ended March 31, 2006, there has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None to report.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by this Item is incorporated by reference to the sections of the Company's Proxy Statement filed in connection with its 2006 Annual Meeting of Stockholders entitled "Nominees" and "Directors and Executive Officers."

Audit Committee Financial Expert

The Board of Directors of the Company has determined that each of Hal B. Heaton, Chair of the Audit Committee, and Audit Committee member Ralph E. Crump is an audit committee financial expert as defined by Item 401(h) of Regulations S-K of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and is independent within the meaning of Item 7(d)(3)(iv) of Schedule 14A of the Exchange Act. The Board of Directors of the Company has designated Hal B. Heaton, Chair of the Audit Committee as its audit committee financial expert.

Code of Ethics

The Company has adopted a code of business conduct and ethics for directors, officers and executives. The Code of Ethics is available on the Company's website at www.mityinc.com. Shareholders may request a free copy of the Code of Ethics from the Company at MITY Enterprises, Inc., Attn: Investor Relations, 1301 West 400 North, Orem, UT 84057.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to the section of the Company's Proxy Statement filed in connection with its 2006 Annual Meeting of Stockholders entitled "Executive Compensation."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to the section of the Company's Proxy Statement filed in connection with its 2006 Annual Meeting of Stockholders entitled "Security Ownership of Management and Others."

Item 13. Certain Relationships and Related Transactions

The information required by this item is incorporated by reference to the sections of the Company's Proxy Statement filed in connection with its 2006 Annual Meeting of Stockholders entitled "Executive Compensation" and "Certain Transactions."

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference to the sections of the Company's Proxy Statement filed in connection with its 2006 Annual Meeting of Stockholders entitled "Auditor's Fees."

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:
(1) All financial statements: See consolidated financial statement index shown on page 29.
(2) Financial statement schedule: Valuation and Qualifying Accounts for the three fiscal years ended March 31, 2006
(3) Exhibits are incorporated herein by reference or are filed with this report as indicated below

Index to Exhibits

Exhibit No.	Description
2.1	Contribution Agreement dated as of March 24, 1997 by and among Estate of Chester E. Dekko, David Kebrdle, Dennis and Mary M. Kebrdle, Domenic and Martha S. Federico, ChiCol Group, Inc., DO Group, Inc., Sican Corp., Sican II Corp., DO Group Holding, Inc. and Mity-Lite, Inc. incorporated by reference to the referenced exhibit number to the Company's Form 8-K dated March 31, 1997.
2.2	Stock Purchase Agreement dated as of March 13, 1997 between Mity-Lite, Inc. and Xaio, Inc. incorporated by reference to the referenced exhibit number to the Company's Form 8-K dated March 31, 1997.
2.3	Stock Purchase Agreement dated as of March 13, 1997 between Mity-Lite, Inc. and Ellman Equities, Inc. incorporated by reference to the referenced exhibit number to the Company's Form 8-K dated March 31, 1997.
2.4	Stock Purchase Agreement dated as of March 13, 1997 between Mity-Lite, Inc. and Key Equity Capital Corporation incorporated by reference to the referenced exhibit number to the Company's Form 8-K dated March 31, 1997.
2.5	Stock Purchase Agreement dated as of March 13, 1997 between Mity-Lite, Inc. and National City Capital Corporation incorporated by reference to the referenced exhibit number to the Company's Form 8-K dated March 31, 1997.
2.6	Stock Purchase Agreement dated as of March 13, 1997 between Mity-Lite, Inc. and Cardinal Development Capital Fund I incorporated by reference to the referenced exhibit number to the Company's Form 8-K dated March 31, 1997.
2.7	Term Loan Agreement dated as of March 24, 1997 between Mity-Lite, Inc. and Sican Corp. incorporated by reference to the referenced exhibit number to the Company's Form 8-K dated March 31, 1997.
2.8	Put Agreement dated as of March 24, 1997 by and among Mity-Lite, Inc. and Dennis Kebrdle, David Kebrdle, Domenic Federico, ChiCol Group, Inc., Sican II Corp., and DO Group, Inc. incorporated by reference to the referenced exhibit number to the Company's Form 8-K dated March 31, 1997.
2.9	Stock Purchase Agreement dated as of November 20, 1998, by and among Mity-Lite Acquisition Corp. and Stephen E. Brotherston, Glenn C. Brotherston, Ian D. Brotherston, Margaret E. Brotherston and Sandra L. Brotherston incorporated by reference to the referenced exhibit number to the Company's Form 8-K dated November 25, 1998.

Exhibit No.	Description
2.10	Asset Purchase Agreement dated as of April 9, 1999, by and among The CenterCore Group, Inc., a Delaware Corporation, Fleet Capital Corporation, a Rhode Island Corporation, and C Core, Inc., a Utah Corporation and wholly owned subsidiary of Mity-Lite, Inc. incorporated by reference to the referenced exhibit number to the Company's Form 8-K dated April 9, 1999.
2.11	Form of Assignment Agreement by and among BOCCC, Inc., a Utah Corporation and wholly owned subsidiary of Mity-Lite, Inc., and various parties holding subordinated debt instruments of The CenterCore Group, Inc. This form of Assignment Agreement is substantially the same agreement that was signed by BOCCC, Inc. and nine different subordinated debt holders incorporated by reference to the referenced exhibit number to the Company's Form 8-K dated April 9, 1999.
2.12	Stock Purchase Agreement, By and Among DO Group Holding, Inc., David Kebrdle, Mary M. Kebrdle, Martha S. Federico, Estate of Chester E. Dekko, Dennis Kebrdle, Domenic Federico and Mity-Lite, Inc. dated March 17, 2000 incorporated by reference to the referenced exhibit number to the Company's Form 8-K dated April 1, 2000.
3.1	Amended and Restated Articles of Incorporation of the Registrant incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
3.2	Amended and Restated Bylaws of the Registrant incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
3.3	First Amendment to the Amended and Restated Bylaws of Registrant incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
4.1	Form of Stock Certificate incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
10.1	Revolving Note dated March 16, 1992 and Revolving Loan Agreement dated March 16, 1992 between the Registrant and First Security Bank of Utah, N.A. incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
10.2	Modification Agreement dated March 16, 1993 between the Registrant and First Security Bank of Utah, N.A. incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
10.3	Lease Agreement dated November 1, 1993 between the Registrant and the Walter M. and Orpha M. Lewis Family Trust incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
10.4	Trademark License dated November 23, 1993 between the Registrant and R.D. Werner Co., Inc. incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.

Exhibit No.	Description
10.5	Solicitation, Offer and Award Contract between the Registrant and the General Services Administration Federal Supply Service dated January 27, 1992 (issued March 6, 1990) and Amendments thereto dated January 27, 1992 (effective July 16, 1990), January 27, 1992 (effective December 1, 1990), January 27, 1992 (effective December 28, 1991) and the Revision of August 24, 1992 incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
10.6	Notice of Contract Award dated June 23, 1993 between the Registrant and the Commonwealth of Virginia, Department of General Services Division of Purchases and Supply incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
10.7	Agreement dated July 26, 1990 between the Registrant and the State of Utah, Department of Administrative Services and Revisions thereto dated March 8, 1991, June 5, 1991, and May 19, 1992 and March 10, 1993 incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
10.8	Agreement dated December 17, 1991 between the Registrant and the Air Force Nonappropriated Fund Purchasing Office incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
10.9	Purchasing Contract effective October 1, 1993 between the Registrant and The Corporation of the Presiding Bishop of The Church of Jesus Christ of Latter-Day Saints incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
10.10*	Employment Agreement with attached Proprietary Information Agreement dated effective as of May 21, 1993 between Registrant and Gregory L. Wilson incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
10.11*	Employment Agreement with attached Proprietary Information Agreement dated effective as of May 21, 1993 between Registrant and Stanley L. Pool incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
10.12*	Employment Agreement with attached Proprietary Information Agreement dated effective as of May 21, 1993 between Registrant and Kenneth A. Law incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
10.13*	Employment Agreement with attached Proprietary Information Agreement dated effective as of February 16, 1994 between Registrant and Brent Bonham incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
10.14*	Employment Agreement with attached Proprietary Information Agreement dated effective as of February 16, 1994 between Registrant and Bradley T Nielson incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.

Exhibit No.	Description
10.15*	1990 Stock Option Plan, as amended and Form of Stock Option Agreements incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
10.16	Form of Indemnification Agreements between Registrant and officers and directors of Registrant incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
10.17	Form of Lock-up Agreements with Shareholders incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
10.18	Form of Confidentiality Agreement entered into with employees of the Registrant incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
10.19	Key-Man Insurance Policy between the Company and Chubb Sovereign Life Insurance Company incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
10.20	Distributor Agreement between the Company and Sebel Furniture Limited dated February 14, 1994 incorporated by reference to the referenced exhibit number to the Company's Form 10-KSB for the year ended March 31, 1994.
10.21	Lease Agreement dated March 31, 1995 between the Company and the Walter M. and Orpha M. Lewis Family Trust incorporated by reference to the referenced exhibit number to the Company's Form 10-KSB for the year ended March 31, 1995.
10.22	Exclusive Distributor Agreement between the Company and Mobilite International Limited (aka Mity-Lite (Europe) Limited) incorporated by reference to the referenced exhibit number to the Company's Form 10-KSB for the year ended March 31, 1995.
10.23	Purchasing Contract effective October 1, 1995 between the Registrant and The Corporation of the Presiding Bishop of The Church of Jesus Christ of Latter-Day Saints incorporated by reference to the referenced exhibit number to the Company's Form 10-QSB for the quarter ended December 31, 1995.
10.24	Promissory Note dated December 6, 1995 between the Registrant and Zions First National Bank incorporated by reference to the referenced exhibit number to the Company's Form 10-QSB for the quarter ended December 31, 1995.
10.25	Promissory Note dated October 27, 1995 between Registrant and First Security Bank incorporated by reference to the referenced exhibit to the Company's Form 10-KSB for the year ended March 31, 1996.
10.26	Summary Plan Description and Basic Plan Document for the 1995 Mity-Lite,Inc. Employee Retirement Plan incorporated by reference to the referenced exhibit number to the Company's Form 10-KSB for the year ended March 31, 1996.
10.27	Promissory Note dated January 23, 1997 between the Registrant and Zions First National Bank incorporated by reference to the referenced exhibit number to the Company's Form 10-KSB for the year ended March 31, 1997.

Exhibit No.	Description
10.28	Modification Agreement (dated October 27, 1996) to Promissory Note dated October 27, 1995 between the Registrant and First Security Bank incorporated by reference to the referenced exhibit number to the Company's Form 10-KSB for the year ended March 31, 1997.
10.29	Lease Agreement Amendment dated October 31, 1996 between the Company and the Walter M. and Orpha M. Lewis Family Trust incorporated by reference to the referenced exhibit number to the Company's Form 10-KSB for the year ended March 31, 1997.
10.30	Promissory Note dated December 15, 1997 between the Registrant and Zions First National Bank incorporated by reference to the referenced exhibit number to the Company's Form 10-KSB for the year ended March 31, 1998.
10.31	Modification Agreement (dated October 25, 1997) to Promissory Note dated October 27, 1995 between the Registrant and First Security Bank incorporated by reference to the referenced exhibit number to the Company's Form 10-KSB for the year ended March 31, 1998.
10.32	1997 Stock Incentive Plan and Form of Agreements incorporated by reference to the referenced exhibit number to the Company's Form 10-KSB for the year ended March 31, 1998.
10.33	Promissory Note dated November 18, 1998 between the Registrant and Zions First National Bank incorporated by reference to the referenced exhibit number to the Company's Form 10-K for the year ended March 31, 1999.
10.34	Promissory Note dated May 26, 2000 between the Registrant and Zions First National Bank incorporated by reference to the referenced exhibit number to the Company's Form 10-K for the year ended March 31, 2000.
10.35*	Form of Employment Agreement between the Company and its Executive Officers incorporated by reference to the referenced exhibit number to the Company's Form 10-K for the year ended March 31, 2001.
11.1	Statement Regarding Computation of Per Share Earnings.
21	Subsidiaries of Registrant.
23.1	Consent of Deloitte & Touche LLP.
31.1	Certification of CEO Pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of CFO Pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of CEO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* These items represent a management contract or compensatory plan.

Financial Statement Schedules

Schedule II - Valuation and Qualifying Accounts

All other schedules have been omitted because they are not required, not applicable, or the information is otherwise set forth in the financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Shareholders of Mity Enterprises, Inc.:

We have audited the consolidated financial statements of MITY Enterprises, Inc. and subsidiaries (the "Company") as of March 31, 2006 and 2005, and for each of the three years in the period ended March 31, 2006, and have issued our report thereon dated May 19, 2006; such report is included elsewhere in this Annual Report on Form 10-K. Our audits also included the consolidated financial statement schedule of the Company listed in Item 15. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Salt Lake City, Utah
May 19, 2006

MITY ENTERPRISES, INC. AND SUBSIDIARIES
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED MARCH 31, 2006, 2005 AND 2004

	Balance at Beginning of Period	Additions/ (Reductions) Charged or Credited to Costs and Expenses	Deductions from Reserves	Balance at End of Period
ACCOUNTS RECEIVABLE ALLOWANCE:				
Year ended:				
March 31, 2006	$ 147,000	$ 41,000	$ 48,000	$ 140,000
March 31, 2005	168,000	24,000	45,000	147,000
March 31, 2004	140,000	91,000	63,000	168,000
INVENTORY RESERVES:				
Year ended:				
March 31, 2006	$ 372,000	$ 25,000	$172,000	$ 225,000
March 31, 2005	31,000	341,000	—	372,000
March 31, 2004	28,000	3,000	—	31,000
RESERVES ON NOTES RECEIVABLE				
Year Ended:				
March 31, 2006	$ 20,000	$ (20,000)	—	—
March 31, 2005	150,000	(140,000)	$ 10,000	$ 20,000
March 31, 2004	180,000	(30,000)	—	150,000
ACCRUED WARRANTY				
Year Ended:				
March 31, 2006	$ 439,000	$ 900,000	$(869,000)	$ 470,000
March 31, 2005	415,000	661,000	(637,000)	439,000
March 31, 2004	365,000	669,000	(619,000)	415,000

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MITY ENTERPRISES, INC.

By: /s/ Bradley T Nielson
Bradley T Nielson, President, Chief Executive Officer
Date: May 23, 2006

Pursuant to the requirements of the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Gregory L. Wilson Gregory L. Wilson	Chairman of the Board and Director	May 23, 2006
/s/ Bradley T Nielson Bradley T Nielson	President and Chief Executive Officer (Principal Executive Officer)	May 23, 2006
/s/ Paul R. Killpack Paul R. Killpack	Chief Financial Officer (Principal Financial and Accounting Officer)	May 23, 2006
/s/ Ralph E. Crump Ralph E. Crump	Director	May 23, 2006
/s/ Peter Najar Peter Najar	Director	May 23, 2006
/s/ C. Lewis Wilson C. Lewis Wilson	Director	May 23, 2006
/s/ Hal B. Heaton Hal B. Heaton	Director	May 23, 2006

BLUEPRINT FOR SUCCESS

2006 ANNUAL REPORT

MITY Enterprises	801.224.0589	1301 W. 400 N. Orem, UT 84057	www.mityinc.com